Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

AND

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

ISOENERGY LTD.

TO BE HELD ON JUNE 25, 2025

DATED: May 9, 2025

ISOENERGY LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of shareholders (the “Shareholders”) of IsoEnergy Ltd. (the “Corporation” or “IsoEnergy”) will be held as a virtual meeting on Wednesday, June 25, 2025, at 2:30 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the period ended December 31, 2024, together with the report of the independent auditor thereon;
2.	to elect the directors of the Corporation for the ensuing year;
3.	to appoint KPMG LLP as independent auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration; and
4.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying management information circular dated May 9, 2025 (the “Circular”), which is deemed to form part of this Notice of Meeting. Please read the Circular carefully before you vote on the matters being transacted at the Meeting.

The Board has, by resolution, fixed the close of business on May 9, 2025 as the record date (the “Record Date”), for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof. Only Shareholders whose names have been entered in the register of Shareholders and duly appointed proxyholders as of the close of business on the Record Date will be entitled to vote at the Meeting and any adjournment or postponement thereof. Just as they would be at an in-person meeting, registered Shareholders and duly appointed proxyholders will be able to virtually attend the Meeting, submit questions online and vote through the below noted phone numbers.

Non-registered Shareholders (being Shareholders who beneficially own IsoEnergy shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depositary of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to virtually attend the Meeting online as guests, but guests will not be able to vote or ask questions at the Meeting.

Your vote is important regardless of the number of IsoEnergy shares you own. All registered Shareholders are entitled to attend virtually and vote at the Meeting or by proxy. Registered Shareholders are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 2:30 p.m. (Toronto time) on June 23, 2025 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time set for the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion.

Non-registered Shareholders who receive the proxy-related materials through their broker or other intermediary should complete and send their form of proxy or voting instruction form in accordance with the instructions provided by their broker or other intermediary.

DATED at Toronto, Ontario this 9th day of May, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Philip Williams”

Chief Executive Officer and Director

Registered IsoEnergy Shareholders unable to attend the Meeting virtually are requested to date, sign and return their form of proxy in the enclosed envelope. If you are a Non-Registered IsoEnergy Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your IsoEnergy shares not being eligible to be voted by proxy at the Meeting.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of IsoEnergy Ltd. (the “Corporation” or “IsoEnergy”) for use at the annual general meeting (the “Meeting”) of holders (the “Shareholders”) of common shares of IsoEnergy (the “Common Shares”) to be held on Wednesday, June 25, 2025, at the time and place and for the purposes set forth in the accompanying notice of annual general meeting of shareholders (the “Notice of Meeting”). References in this Circular to the Meeting include any adjournment or postponement thereof.

The Corporation is conducting the Meeting in a virtual-only format, that will allow Shareholders and duly appointed proxyholders to participate online in real time. The Corporation is providing the virtual-only format to provide Shareholders with an equal opportunity to attend and participate at the Meeting, regardless of the particular constraints or circumstances they may be facing. See “Attending the Meeting Online” below for details on how to access and participate at the Meeting. Shareholders will not be able to physically attend the Meeting.

Registered Shareholders (“Registered Shareholders”) and duly appointed proxyholders will be able to virtually attend, ask questions and vote at the Meeting. Non-registered Shareholders (being shareholders who beneficially own Common Shares that are registered in the name of an intermediary (an “Intermediary”) such as a bank, trust company, securities broker or other nominee, or in the name of a depositary of which the Intermediary is a participant) (“Non-Registered Shareholders”) who have not duly appointed themselves as proxyholder will be able to virtually attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

Unless otherwise stated, this Circular contains information as at May 9, 2025 and all references to “$” are to Canadian dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

Proxies may be solicited by mail, telephone, email or by other means of electronic communication. Proxies may be solicited personally by directors, officers or employees of the Corporation, to whom no additional compensation will be paid. All costs of solicitation will be borne by IsoEnergy.

How to Vote

How you can vote depends on whether you are a Registered Shareholder or a Non-Registered Shareholder. The different voting options are summarized below, and more details are provided in the following sections. Please follow the appropriate voting option based on whether you are a Registered Shareholder or a Non-Registered Shareholder. In order to streamline the virtual Meeting process, the Corporation encourages Shareholders to vote in advance of the Meeting using the form of proxy or voting instruction form, as applicable, mailed to them.

Voting by Proxyholder

Registered Shareholders

The persons named in the enclosed form of proxy are executive officers of the Corporation and have agreed to act as the IsoEnergy Proxyholders. You have the right to appoint someone other than the persons designated in the enclosed form of proxy, who need not be a shareholder of IsoEnergy, to attend and act on your behalf at the Meeting by printing the name of the person you want in the blank space provided or by completing and delivering another suitable form of proxy.

On any ballot, the proxyholders named in the accompanying form of proxy will vote, withhold from voting or vote against (as applicable), your Common Shares in accordance with your instructions. In respect of any matter for which a choice is not specified, the persons named in the accompanying form of proxy will vote at their own discretion, except where management recommends that Shareholders vote in favour of a matter, in which case the nominees will vote FOR the approval of such matter.

The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this Circular, management of IsoEnergy knows of no such amendment, variation or other matter that may come before the Meeting. However, if any amendment, variation or other matter should properly come before the Meeting, the nominees named in the accompanying form of proxy intend to vote thereon in accordance with the nominee’s best judgment or as stated above.

A form of proxy will not be valid unless it is signed by the Registered Shareholder, or by the Registered Shareholder’s attorney with proof that they are authorized to sign. If you represent a Registered Shareholder that is a corporation, your proxy should have the seal of the corporation, if applicable, and must be executed by an officer or an attorney, authorized in writing. If you execute a proxy as an attorney for an individual Registered Shareholder, or as an officer or attorney of a Registered Shareholder that is a corporation, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If you are voting by proxy, send your completed proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”) by mail to Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by toll free fax at 1-866-249-7775 in North America or at (416) 263-9524 outside North America. You may also vote on the internet or by phone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2:30 p.m. (Toronto time) on June 23, 2025, or 48 hours before the time the Meeting is reconvened if it is postponed or adjourned (excluding Saturdays, Sundays and holidays) (the “Proxy Deadline”). Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion.

If you appoint someone other than the IsoEnergy nominees to be your proxyholder, that person must virtually attend and vote at the Meeting for your vote to be counted. If you are appointing someone other than the IsoEnergy nominees as your proxy, you must register them with Computershare before the Proxy Deadline. If you do not register your proxyholder before the Proxy Deadline, they will not receive an invitation code to participate at the Meeting. See “Appointment of Third-Party as Proxy” below for additional information on how Registered Shareholders can appoint someone other than the IsoEnergy nominees as their proxyholder and register such proxyholder with Computershare.

Non-Registered Shareholders

Most shareholders of the Corporation are Non-Registered Shareholders because the Common Shares they own are not registered in their name but are registered in the name of an Intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator, or a self-administered Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), or Registered Education Savings Plan (RESP) or a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

Non-Registered Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “NOBOs”. Those Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as “OBOs”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), the Corporation has elected to distribute copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) indirectly through intermediaries to the NOBOs and OBOs. Applicable regulatory policy requires intermediaries/brokers to whom Meeting Materials have been sent to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed to ensure that the Non-Registered Shareholder’s Common Shares are voted at the Meeting.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge mails a scannable voting instruction form (“VIF”), instead of the form of proxy. Non-Registered Shareholders are requested to complete and return the VIF to Broadridge. Alternatively, Non-Registered Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website www.proxyvote.com.

The VIF must be returned as directed by Broadridge well in advance of the Meeting to have the common shares voted. Non-Registered Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials to properly vote their common shares at the Meeting.

IsoEnergy may utilize the Broadridge QuickVoteTM service to assist Non-Registered Shareholders to vote their shares.

The Corporation does not intend to pay for intermediaries to forward to OBOs under 54-101 the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and an OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

Although Non-Registered Shareholders may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their Intermediary, a Non-Registered Shareholder may virtually attend the Meeting as a proxyholder for a Shareholder and vote Common Shares in that capacity. Non-Registered Shareholders who wish to virtually attend the Meeting and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should contact their Intermediary well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their Common Shares as a proxyholder.

If you are a Non-Registered Shareholder and wish to vote at the Meeting, you have to insert your own name in the blank space provided on the form of proxy or voting instruction form sent to you by your Intermediary, follow the applicable instructions provided by your Intermediary and register yourself as your proxyholder, as described below under the heading “Appointment of Third-Party as Proxy”.

Attending the Meeting Virtually

Registered Shareholders and duly appointed proxyholders will have the opportunity to participate at the Meeting via live webcast starting at 2:30 p.m. (Toronto time) on June 25, 2025. Shareholders can participate using their smartphone, tablet or computer. Once logged in, Registered Shareholders and duly appointed proxyholders will be able to listen to a live webcast of the Meeting, ask questions online and submit votes in real time.

To participate online, Registered Shareholders must have a valid 15-digit control number and duly appointed proxyholders must be registered with, and have received an invitation code for the Meeting from, Computershare.

Registered Shareholders and duly appointed proxyholders can participate in the Meeting as follows:

•	Login at meetnow.global/MZLA4U4 at least 15 minutes before the Meeting starts. You will be able to log into the site up to 60 minutes prior to the start of the Meeting. You will need the latest version of Chrome, Safari, Edge or Firefox (note: Internet Explorer is not a supported browser). Please ensure your browser is compatible.
•	Once the webpage above has loaded into your web browser, click “Join Meeting Now” and then select “Shareholder” on the login screen and enter a control number, if you are a Registered

Shareholder, or an invitation code, if you are a duly appointed proxyholder, before the start of the Meeting.

o	Registered Shareholders will receive a 15-digit control number, located either on the form of proxy or in the email notification provided to such Shareholders.
o	Duly appointed proxyholders who have registered with Computershare in advance of the Meeting as described in “Appointment of Third-Party as Proxy” below, will be provided with an invitation code by email from Computershare after the Proxy Deadline has passed.

•	If you have trouble logging in, contact Computershare using the telephone number provided at the bottom of the screen.
•	When successfully accessed, you can view the webcast, vote, ask questions and view Meeting documents. If viewing on a computer, the webcast will appear automatically once the Meeting has started.
•	Resolutions will be put forward for voting in the “Vote” tab. To vote, simply select your voting direction from the options shown. Be sure to vote on all resolutions using the numbered link, if one appears, within the “Vote” tab. Your vote has been cast when the check mark appears. Voting on all matters during the Meeting will be conducted by electronic ballot. If you have already voted by proxy, it is important that you do not vote again during the Meeting unless you intend to change your initial vote.
•	Any Registered Shareholder or duly appointed proxyholder who has been authenticated and is attending the Meeting online is eligible to partake in the discussion. To ask questions, access the “Q&A” tab, type your questions into the box at the bottom of the screen and then press the “Send” button. Only questions which are procedural in nature or directly related to motions before the Meeting, will be addressed at the Meeting.

Only Registered Shareholders and duly appointed proxyholders who have registered with Computershare in advance of the Meeting will be entitled to submit questions and vote at the Meeting. Non-Registered Shareholders who have not appointed themselves as proxyholders may attend the Meeting by logging in to the Meeting at meetnow.global/MZLA4U4, clicking on the “Guest” link and completing the online form, including entering your name and email address. While Non-Registered Shareholders may attend the Meeting, they will not be able to vote or submit questions at the Meeting. If you are a Non-Registered Shareholder that wishes to attend and participate at the Meeting, please follow the instructions below and under “Appointment of Third-Party as Proxy” for how you may appoint yourself as proxyholder and register with Computershare. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving an invitation code to participate in the Meeting and the proxyholder will not be able to attend and vote at the Meeting.

You will need the latest version of Chrome, Safari, Edge or Firefox to access the virtual Meeting platform. Internet Explorer is not a supported browser. Please ensure your browser is compatible.

If you attend the Meeting, it is important that you remain connected to the internet for the duration of the Meeting to vote when balloting commences. It is your responsibility to ensure that you remain connected. You will be able to log into the Meeting up to 60 minutes prior to the start of the Meeting. Shareholders and duly appointed proxyholders are encouraged to access the Meeting 15 minutes before the Meeting starts to allow ample time for the virtual log-in procedures prior to the start of the Meeting.

Appointment of Third-Party as Proxy

Shareholders who wish to appoint themselves or a third-party proxyholder to represent them at the Meeting, must submit their form of proxy or voting instruction form, as applicable, prior to registering the proxyholder. Registering the proxyholder is an additional step once the Shareholder has submitted its proxy or voting instruction form, as applicable. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Shareholders must visit the following link, www.computershare.com/isoenergy on or before the Proxy Deadline and provide Computershare with the proxyholder’s contact information, so that Computershare may provide the proxyholder with a passcode via email. Without a passcode, proxyholders will not be able to vote at the Meeting.

United States Non-Registered Shareholders

To virtually attend and vote at the Meeting, United States Non-Registered Shareholders must first obtain a valid Legal Proxy from your broker, bank or other agent and then register in advance to attend the meeting. Follow the instructions from your Intermediary included with these materials or contact your Intermediary to request a legal form of proxy. After first obtaining a valid legal proxy from your Intermediary, you must submit a copy of your valid legal proxy to Computershare to register to attend the meeting. Requests for registration should be sent by mail to: Computershare, 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1; or by email to USLegalProxy@computershare.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than the Proxy Deadline at 2:30 p.m. (Toronto time) on June 23, 2025. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Meeting and vote your Common Shares at meetnow.global/MZLA4U4 during the meeting. Please note that you are required to register your appointment at www.computershare.com/isoenergy.

Revocation of Proxies

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, provided that such new completed proxy form is received by Computershare by the Proxy Deadline. You can also revoke a vote you made by proxy by voting again by internet or by phone in accordance with the instructions set out in the form of proxy before the Proxy Deadline, voting during the Meeting by logging into the Meeting and following the procedures described above, or in any other manner permitted by law.

You can also revoke your proxy by sending a written note (the “Revocation Notice”) signed by you or your attorney if he or she has your written authorization. If you represent a Registered Shareholder that is a corporation, your Revocation Notice must have the seal of that corporation, if applicable, and must be executed by an officer or an attorney, authorized in writing. The written authorization must accompany the Revocation Notice.

The Corporation must receive the Revocation Notice any time up to and including the last business day before the day of the Meeting or the day the Meeting is reconvened if it is postponed or adjourned. Please send the Revocation Notice to the Corporation’s registered office at: 217 Queen Street West, Unit 401, Toronto, Ontario M5V 0R2.

If you are a Registered Shareholder and use the 15-digit control number on your form of proxy to login to the Meeting, you will revoke all previously submitted proxies and will be able to vote by ballot on the matters put forth at the Meeting. If you do not wish to revoke all previously submitted proxies, do not enter your control number and instead join the Meeting as a guest.

Non-Registered Shareholders

Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders can change your vote by contacting your Intermediary right away so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Record Date

The board of directors of IsoEnergy (the “Board”) has fixed May 9, 2025, as the record date, being the date for the determination of the Shareholders entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof (the “Record Date”).

Only Shareholders of record as of the Record Date, who either virtually attend the Meeting or complete and deliver a form of proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting.

Shares Outstanding and Principal Holders

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, each carrying the right to one vote. As of the Record Date, there were a total of 48,077,577 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of the Record Date, no person beneficially owned, or controlled or directed, directly or indirectly, 10% or more of the Corporation’s outstanding common shares other than as follows:

Name	Number of Common Shares	Percentage of Common Shares(1)
NexGen Energy Ltd. (“NexGen”)	15,278,746	31.8%

Note:

(1)	Based on 48,077,577 Common Shares issued and outstanding as at May 9, 2025.

Notice Regarding Share Consolidation

Effective March 20, 2025, the outstanding Common Shares of the Corporation were consolidated on the basis of four pre-consolidation Common Shares for each one post-consolidation Common Share (the “Consolidation”). Other than as specifically noted herein, all numbers with respect to Common Shares and securities convertible or exchangeable into Common Shares and share prices in this Circular, including under the heading “Statement of Executive Compensation”, are presented on a post-Consolidation basis.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Corporation is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, or is a proposed nominee for election as a director (or an associate or affiliate of such director, executive officer or director nominee) in any matter to be acted upon at the Meeting, other than the election of directors. See “Business to be Transacted at the Meeting – Election of Directors”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is unaware of any material interest, direct or indirect, of any informed person or any proposed nominee for election as a director of the Corporation (or an associate or affiliate of such informed person or director nominee) in any transaction since the beginning of the Corporation’s last financial year or any proposed transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

BUSINESS TO BE TRANSACTED AT THE MEETING

Financial Statements

The audited financial statements of the Corporation for the financial periods ended December 31, 2024 and

December 31, 2023 and the report of the independent auditors thereon will be presented at the Meeting but no vote by the Shareholders with respect thereto is proposed to be taken. These financial statements and the related management’s discussion and analysis were sent to all Shareholders who have requested a copy. The Corporation’s financial statements and related management’s discussion and analysis for the periods ended December 31, 2024 and 2023 are also available under the Corporation’s profile on SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) and on the Corporation’s website (www.isoenergy.ca).

Election of Directors

The directors of the Corporation are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed. Management has nominated the six persons listed below (the “Nominees”) for election as directors of the Corporation to serve until the next annual meeting of Shareholders or until their successors are elected or appointed. All six Nominees are currently directors of the Corporation.

As at the Record Date, to the Corporation’s knowledge, the Nominees, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,503,528 Common Shares, representing approximately 3.13% of the total issued and outstanding Common Shares on a non-diluted basis.

To be effective, the election of each Nominee requires the affirmative vote of not less than a majority of the votes cast by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting.

The Board unanimously recommends that Shareholders vote in favour of the election of the six Nominees. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy FOR the election of the six Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

The following tables provide information on the six Nominees, including: (i) their province or state and country of residence; (ii) the date when they were appointed a director; (iii) whether they are considered to be independent; (iv) their membership on committees of the Board; (v) their principal occupation, business or employment presently and over the preceding five years; and (vi) the number of Common Shares and stock options of the Corporation beneficially owned, controlled, or directed, directly or indirectly.

Philip Williams Ontario, Canada Director since: December 5, 2023 Not Independent (1)

Mr. Williams brings over two decades of mining and finance industry experience to IsoEnergy. Mr. Williams’ diverse work experience includes roles in senior management, corporate development, as a sell-side equity research analyst, in fund management and investment banking with a focus on the metals and mining sector. In each of these roles, Mr. Williams focused a significant amount of time on the uranium industry. As a research analyst at Westwind Partners, Mr. Williams launched coverage on the uranium sector in January of 2007. In late 2008, Mr. Williams joined Pinetree Capital (“Pinetree”), a natural resource focused investment fund, in the role of Vice President, Business Development. During his time at Pinetree, Mr. Williams was responsible for the fund’s uranium investments and was also appointed to the board of directors of several investee companies. In 2012, Mr. Williams joined Dundee Capital Markets (later becoming Eight Capital) in the investment banking group. As a Managing Director, he successfully completed equity financings across a wide range of commodities and was a named advisor on multiple merger and acquisition transactions, with a specific focus on uranium. In 2017, Mr. Williams helped found Uranium Royalty Corp., where he acted as President, CEO and a director until late 2019. Mr. Williams joined Consolidated Uranium Inc. (“CUR”) in March of 2020, where he was CEO and Chair of the Board. Mr. Williams became CEO of IsoEnergy in connection with completion of the acquisition (the “Arrangement”) of all of the issued and outstanding common shares of CUR not already owned by IsoEnergy pursuant to a plan of arrangement under OBCA (as defined herein). Mr. Williams served as the Executive Chairman of Latitude Uranium Inc. until its acquisition by Atha Energy Corp. (“Atha Energy”). Mr. Williams also serves on the board of directors of Atha Energy and Mogotes Metals Inc.

Mr. Williams holds a bachelor’s degree in commerce.

Board Committees
None
Principal Occupation
Chief Executive Officer of IsoEnergy
Common Shares and Options (as at May 9, 2025)

Common Shares	Options	RSUs
208,330	566,814	25,000

Note:

(1)   Mr. Williams is not independent on the basis that he is an executive officer of the Corporation.

Richard Patricio Ontario, Canada Director since: April 1, 2016 Independent

Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd. (“Mega Uranium”), having previously been its Executive Vice President from 2005 to 2015.

Until April 2016, Mr. Patricio was also the Chief Executive Officer of Pinetree, a TSX-listed investment company specializing in early-stage resource investments. Mr. Patricio joined Pinetree in November 2005 as Vice President, Corporate and Legal Affairs. Prior to that, Mr. Patricio practiced law at a top-tier Toronto-based law firm before moving in-house with a TSX-listed issuer.

Mr. Patricio has built a number of mining companies with global operations and holds (and has held) senior officer and director positions in several companies listed on stock exchanges in Toronto, Australia, London and New York. He currently serves on the board of directors of NexGen, Toro Energy Limited, Borealis Mining Company Limited and IsoEnergy, all in his capacity as CEO of Mega Uranium.

Mr. Patricio received his law degree from Osgoode Hall and was called to the Ontario bar in 2000.

Board Committees
Chair of the Board
Principal Occupation
President and Chief Executive Officer of Mega Uranium
Common Shares and Options (as at May 9, 2025)
Common Shares	Options
1,147,722(1)	390,922

Note:

(1)	Mr. Patricio holds 53,112 Common Shares directly and in his RSP, 29,250 through JFP Corporation and 31,625 through Totus Inc., companies controlled by Mr. Patricio. 1,033,735 of these Common Shares are held by Mega Uranium, of which Mr. Patricio is the President and Chief Executive Officer.

Leigh Curyer British Columbia, Canada Director since: February 2, 2016 Not Independent(1)

Mr. Curyer has more than 20 years’ experience in the resources and corporate sector. Mr. Curyer founded NexGen in 2011 and currently serves as its President and Chief Executive Officer. From 2008 to 2011, Mr. Curyer was Head of Corporate Development for Accord Nuclear Resources Management, assessing uranium projects worldwide for First Reserve Corporation, a global energy-focused private equity and infrastructure investment firm. Mr. Curyer was the Chief Financial Officer and head of corporate development of Southern Cross Resources Inc. (now Uranium One Inc.) from 2002 to 2006.

Mr. Curyer’s uranium project assessment experience has been focused on assets located in Canada, Australia, USA, Africa, Central Asia and Europe, including operating mines, advanced development projects and exploration prospects. Mr. Curyer has a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand.

Board Committees
Vice Chair of the Board
Principal Occupation
President and Chief Executive Officer of NexGen
Common Shares and Options (as at May 9, 2025)
Common Shares	Options
43,375	397,062

Note:

(1)	Mr. Curyer is not independent on the basis that he is an executive officer of NexGen, which owns 31.8% of the Common Shares.

Christopher McFadden Victoria, Australia Director since: April 1, 2016 Independent

Mr. McFadden is a lawyer with more than 25 years of experience in exploration and mining. Mr. McFadden is currently a director of Engenco Limited which is listed on the Australian Stock Exchange. Previously, Mr. McFadden was the Managing Director of Resolution Minerals Ltd., and before that the President and Chief Executive Officer of NxGold Ltd. and, before that Manager, Business Development at Newcrest Mining Limited. Prior to these roles he was the Head of Commercial, Strategy and Corporate Development for Tigers Realm Coal Limited, which is listed on the Australian Stock Exchange. Additionally, Mr. McFadden was General Manager, Business Development of Tigers Realm Minerals Pty Ltd. Prior to commencing with the Tigers Realm Group in 2010, Mr. McFadden was a Commercial General Manager with Rio Tinto’s exploration division with responsibility for gaining entry into new projects through negotiation with government or joint venture partners, or through acquisition. Mr. McFadden currently serves as Chair of the board of directors of NexGen.

Mr. McFadden has extensive international experience in managing large and complex transactions and has a broad knowledge of all aspects of project evaluation and negotiation in challenging and varied environments. Mr. McFadden holds a combined law/commerce degree from Melbourne University and an MBA from Monash University.

Board Committees
Audit Committee; Compensation and Governance Committee
Principal Occupation
Corporate Director
Common Shares and Options (as at May 9, 2025)
Common Shares	Options
59,750	291,250

Peter Netupsky Ontario, Canada Director since: November 1, 2022 Independent

Mr. Netupsky has 20 years of experience in accounting, finance, strategy, capital markets and banking. He currently serves as the Vice President of Corporate Development for Agnico Eagle Mines Limited (“Agnico Eagle”). Prior to joining Agnico Eagle, Mr. Netupsky held progressively senior roles in Investment Banking with TD Securities focused on M&A and financings in the global resources sector. Mr. Netupsky began his professional career as a staff accountant with Ernst & Young.

Mr. Netupsky is a Chartered Professional Accountant (CPA, CA) and CFA® Charterholder and has obtained the ICD.D designation from the Institute of Corporate Directors. Mr. Netupsky was commissioned as an officer in the Canadian Armed Forces (Reserve). Mr. Netupsky holds a Bachelor of Commerce (Honours) degree (Queen's University). Mr. Netupsky previously served as an independent director of UEX Corporation prior to its acquisition.

Board Committees
Audit Committee (Chair); Compensation and Governance Committee
Principal Occupation
Vice President, Corporate Development at Agnico Eagle
Common Shares and Options (as at April 17, 2024)
Common Shares	Options
11,250	175,000

Mark Raguz Newfoundland, Canada Director since: December 5, 2023 Independent

Mr. Raguz has more than 15 years of experience in the investment banking, capital markets and corporate sectors. Mr. Raguz currently acts as Vice President, Corporate Development at Altius Minerals Corporation (“Altius”), a TSX listed diversified mining royalty company. Prior to joining Altius, Mr. Raguz acted as Vice President, Investment Banking at several leading full-service boutique investment dealers focused on M&A and financings primarily in the uranium, base and battery metals and bulk materials subsectors of the global mining industry. Prior to that, Mr. Raguz was a buy-side analyst at a natural resource focused venture capital fund. Mr. Raguz has served as a director of various TSXV, TSX and NYSE-A listed companies, including CUR, prior to the Arrangement, where he was Chair of the Compensation Committee. Mr. Raguz holds a Bachelor of Applied Science (BASc) in Mineral Engineering from the University of Toronto and obtained an ICD.D designation from the Institute of Corporate Directors in 2023.

Board Committees
Compensation and Governance Committee (Chair); Audit Committee
Principal Occupation
Vice President, Corporate Development at Altius
Common Shares and Options (as at May 9, 2025)
Common Shares	Options
33,101	149,424

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director:

(a)	is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(i)	was subject to a cease trade order (including a management cease trade order which applies to directors or executive officers), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “order”) that was issued while the proposed director was acting in the capacity of director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer; or

(b)	is, at the date of this Circular, or has been within 10 years before the date of this Circular, a director or an executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

At the Meeting, Shareholders will be asked to approve the re-appointment of KPMG LLP as independent auditor of the Corporation for the ensuing year at such remuneration to be fixed by the Board. KPMG LLP was first appointed as the independent auditor of the Corporation on November 5, 2018.

To be effective, the resolution approving the re-appointment of KPMG LLP as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the Board to fix their remuneration requires the affirmative vote of not less than a majority of the votes cast by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting.

The Board unanimously recommends that Shareholders vote in favour of the re-appointment of KPMG LLP. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy FOR the appointment of KPMG LLP as the Corporation’s independent auditor to hold office for the ensuing year with remuneration to be fixed by the Board.

DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

The following information is presented in accordance with Form 51-102F6 – Statement of Executive Compensation. The Corporation is required to disclose certain financial and other information relating to the compensation of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and the three most highly compensated executive officers of the Corporation whose total compensation was more than $150,000 for the financial year (as at December 31, 2024) (collectively, the “Named Executive Officers” or “NEOs”) and for the directors of the Corporation. During the financial year ended December 31, 2024, the Corporation had five Named Executive Officers:

•	Philip Williams – Chief Executive Officer;
•	Graham du Preez – Chief Financial Officer;
•	Martin Tunney – Chief Operating Officer;
•	Darryl Clark – Former Executive Vice President, Exploration & Development; and
•	Daniel Brisbin – Vice President, Exploration.

Compensation Discussion and Analysis

Objectives

The Corporation’s executive compensation program is designed to retain, encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short- and the long-term. In order to achieve these objectives, the compensation of the Corporation’s executive officers is comprised of base salary, annual incentive compensation in the form of a discretionary Performance Bonus (as defined herein) and/or Special Bonus (as defined herein) and a longer term incentive in the form of share-based and option-based awards, all of which is intended to be competitive in the aggregate while delivering an appropriate balance between short-term compensation (base salary and cash bonuses) and long-term compensation (share-based and option-based awards).

Base salaries are based on a number of factors and designed to best position the Corporation to compete for, and retain, executives critical to the Corporation’s long-term success. Performance Bonuses and Special Bonuses (in the form of cash bonuses) are directly tied to corporate and individual performance. Long-term incentive awards consist of share-based and option-based awards and are designed to align the interests of executive officers with the longer term interests of shareholders.

Methods for Determining Compensation

The Board, with the assistance of the Compensation and Governance Committee, is responsible for overseeing IsoEnergy’s compensation program. The Board has delegated certain oversight responsibilities in this regard to the Compensation and Governance Committee but retains final authority over IsoEnergy’s compensation program and process.

The Chair of the Compensation and Governance Committee meets periodically with the CEO to discuss corporate goals and performance as well as to discuss the individual performance of executive officers. The Compensation and Governance Committee works with the CEO to set compensation, including proposed salary adjustments, Performance and/or Special Bonuses and share-based and/or option-based awards for executive officers, other than the CEO. The Compensation and Governance Committee also evaluates the CEO’s performance in light of these goals and objectives and, based on its evaluation, determines and approves the salary, bonus, compensation securities, and other benefits of the CEO.

The Compensation and Governance Committee then makes recommendations relating to the compensation of executive officers to the Board. Based on these recommendations, the Board makes decisions concerning the nature and scope of the compensation to be paid to the Corporation’s executive officers. The Compensation and Governance Committee bases its recommendations to the Board on, among other things, its compensation philosophy and the Compensation and Governance Committee’s assessment of corporate and individual performance, recruiting and retention needs.

As of the date of this Circular, the Compensation and Governance Committee is composed of three directors: Mark Raguz (Chair), Christopher McFadden and Peter Netupsky. The Board has determined that each of Messrs Raguz, McFadden and Netupsky is independent within the meaning of NI 52-110 (as defined herein) and the rules of the NYSE American LLC (the “NYSE American”). Each of the Compensation and Governance Committee members has prior experience with determining compensation plans and levels in other organizations. For a general description of the Compensation and Governance Committee members’ relevant education and experience, see “Business to be Transacted at the Meeting – Election of Directors”.

The Board is responsible for ensuring that the application of the compensation policy is appropriately aligned to support its stated objectives and encourage the right management behaviours, while avoiding excessive risk-taking by executive officers.

Elements of Executive Compensation

Base Salary

The Corporation’s executives each receive base salaries paid as fees pursuant to executive employment agreements. The Board and the Compensation and Governance Committee review these salaries annually to ensure that they reflect each respective executive’s responsibilities, performance and experience in fulfilling his or her role.

In establishing base salaries, the Compensation and Governance Committee will consider factors such as experience, length of service and compensation compared to other employment opportunities for executives. In determining base salary, the Compensation and Governance Committee will also review available market data for other comparable publicly listed uranium and energy companies. IsoEnergy has established a formal peer group, as further described below under “Executive Compensation Peer Group and Benchmarking”.

Bonus

The Corporation’s executive officers are eligible to receive an annual discretionary bonus, payable in cash. Bonuses are based on performance over the year (a “Performance Bonus”) and/or on the achievement of a particular and extraordinary corporate transaction or other milestone (a “Special Bonus”). In determining whether to grant a bonus to an executive and, if so, the amount of such grant, the Board reviews each executive officer’s responsibilities, performance, experience in fulfilling their role and respective contributions to the Corporation’s success, while also taking into account the financial and operating performance of the Corporation.

A maximum Performance Bonus is determined for each executive officer as a percentage of salary. The maximum Performance Bonus for 2024 was 100% for Mr. Williams, 50% for Mr. du Preez, 100% for Mr. Tunney and 40% for Dr. Brisbin. Key performance indicators for those individuals are determined by the Compensation and Governance Committee annually for the ensuing year and recommended to the Board for approval, on an individual basis.

Key performance indicators for the Corporation for 2023 included positive exploration and discovery results and claim management, business development activities, share price appreciation, investor relations growth, completion of financings, management of operations within budget, timely and accurate reporting, optimum treasury management, positive health and safety record and continued growth in safety culture. In 2024, key performance indicators for the Corporation included pursuit of strategic M&A transactions, attainment of certain exploration and project development targets, attainment of certain health, safety, environmental and community engagement targets, broad-based financial targets, including completion of financings and management of operations within budget. Individual performance objectives relate to a particular executive’s role and expected contribution to the Corporation’s key performance indicators; however, individual performance goals were not set for each executive for the year ended December 31, 2024.

Special Bonuses are awarded on an ad hoc basis during the year based on the completion of material corporate transactions and/or other milestones. Special Bonuses are not based on pre-determined objectives and are intended to award extraordinary effort and achievement without financial incentive. Special Bonuses are determined by the Compensation and Governance Committee based on discussions, to the extent appropriate, with the CEO. No Special Bonuses were granted during 2024.

Long-Term Incentives

Long-term incentives are granted on a discretionary basis, based on the Board and the Compensation and Governance Committee’s assessments of responsibilities and achievements, recognizing that at the earlier stage of development, share-based and option-based awards can help preserve cash resources. Generally, the number of long-term incentives granted to any executive officer is a function of the level of authority and responsibility of the executive officer, the contribution of the executive officer to the business and affairs of IsoEnergy, the number of long-term incentives IsoEnergy has already granted to the executive officer, and such other factors as the Compensation and Governance Committee and the Board may consider relevant.

Long-term incentives have historically involved performance-based grants of stock options. Following approval of the LTIP (as defined herein) by Shareholders in 2024, the Corporation has ceased issuing stock options pursuant to the Legacy Option Plan (as defined herein) and now only issues Awards (as defined herein) pursuant to the LTIP.

Compensation Risk

The Corporation’s executive compensation policies and practices are intended to align management incentives with the long-term interests of the Corporation and its Shareholders. In each case, the Corporation seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include: (i) the Corporation’s operating strategy and related compensation philosophy; (ii) the effective balance, in each case, between cash and equity mix, near-term and long-term focus, corporate and individual performance, and financial and non-financial performance; and (iii) a multi-faceted approach to performance evaluation and compensation that does not reward an executive for engaging in risky behaviour to achieve one objective to the detriment of other objectives. The engagement of a compensation consultant from time to time is also viewed as a positive contributor to risk mitigation.

The Compensation and Governance Committee is responsible for identifying any risks associated with the Company’s compensation policies and practices and considering the implications of any such risks ensuring they are mitigated, particularly those arising from policies and practices that may encourage unjustified risk-taking by executive officers. The Compensation and Governance Committee currently believes that its compensation policies and practices do not lead to inappropriate or excessive risk taking on the part of the Named Executive Officers or other employees of the Corporation.

Financial Instruments

The Corporation has not, as yet, adopted a policy restricting its Named Executive Officers or directors from purchasing instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by Named Executive Officers or directors. However, as of the date of this Circular, no Named Executive Officer or director of the Corporation has participated in the purchase of such financial instruments pertaining to the Corporation.

Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in Common Shares with the S&P/TSX Composite Index for the period commencing on January 1, 2020 and ending December 31, 2024.

IsoEnergy Ltd.
S&P/TSX Composite Index
950.00
900.00
850.00
800.00
750.00
700.00
650.00
600.00
550.00
500.00
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2019
2020
2021
2022
2023
2024

Note:

(1)	The S&P/TSX Composite Index values reflect the total return for each year, including dividends, interest and other distributions.

Since the year ended December 31, 2020, the uranium market has experienced considerable volatility. Share prices across the industry continue to fluctuate due to factors beyond the Corporation’s control, including but not limited to, demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to a nuclear accident, improvements in nuclear reactor efficiencies, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess inventories by governments and industry participants, and production levels and production costs in key uranium producing countries.

While the Corporation is committed to increasing Shareholder value, in light of the Corporation’s size and focus on production, development and exploration of uranium projects, and given the volatility and fluctuations noted above, the Board and the Compensation and Governance Committee have not historically emphasized the Corporation’s share price as a key performance indicator in determining the compensation of Named Executive Officers. As an exploration and development company, the Corporation is focused on building long-term value for Shareholders by maximizing the potential of its projects and progressing towards development. The Board and the Compensation and Governance Committee believe that the Corporation’s current compensation policies are aligned with the best interests of the Corporation in rewarding executive officers for the Corporation’s exploration, market and financing success and balanced with efficient cash management to facilitate continuing exploration, strategic initiatives and the ongoing success of the Corporation. The Compensation and Governance Committee reviews the compensation policies for the Named Executive Officers yearly and may adjust the weighting given to share price performance in alignment with corporate objectives in the future.

The share price performance trend illustrated within this chart does not necessarily reflect the trend in the Corporation’s compensation to Named Executive Officers over the same time period. Alignment with Shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of share-based and option-based awards, which only create value for recipients if the share price has increased over the term of the award. The Corporation’s executive compensation has also increased in order to remain competitive and retain the Named Executive Officers.

Share-Based and Option-Based Awards

The Board will be responsible for setting and amending any equity incentive plan under which share-based and option-based awards are granted. The Corporation has in place the LTIP for the benefit of eligible directors, officers, employees and consultants of the Corporation and its designated affiliates, including the Named Executive Officers.

Share-based and option-based awards serve to attract talented executives and will be used as a variable element of compensation that rewards each of the Named Executive Officers for performance of the Corporation. Share-based and option-based awards are intended to fit into the Corporation’s overall compensation objectives by aligning the interests of the Named Executive Officers with those of the Corporation and linking individual compensation to the performance of the Corporation.

Existing stock options or Awards held by the Named Executive Officers at the time of any subsequent grants are taken into consideration in determining any such subsequent grants.

Executive Compensation Peer Group and Benchmarking

The Compensation and Governance Committee uses a variety of data sources, including guidance from independent compensation advisors when retained from time to time, formally determined executive compensation peer group, published compensation surveys and other market data to identify peer groups for salary comparisons. In collaboration with the Compensation Consultant (as defined herein), the Compensation and Governance Committee established the Corporation’s 2024 peer group to reflect its current development, pre-operational stage and the associated workstreams and the market where the Corporation competes for skilled executive talent. Based on recommendations from the Compensation Consultant, this peer group aligns with the Corporation’s latest market capitalization and industry focus.

The executive compensation peer group selection was based on the following:

•	Companies within the same industry segment as IsoEnergy.

•	Companies with a similar business strategy and scope of operations to IsoEnergy.

•	Companies based and primarily operating in North America or Australia.

•	Companies that are “similarly sized” to IsoEnergy.

The resulting peer group reflects a group of IsoEnergy’s peers from the uranium and energy market.

The 2024 executive compensation peer group was comprised of the following companies: Denison Mines Corp., Boss Energy Limited, Energy Fuels Inc., enCore Energy Corp., Deep Yellow Limited, Fission Uranium Corp., Ur-Energy Inc., Bannerman Energy Ltd., Hallador Energy Company, Peninsula Energy Limited, F3 Uranium Corp., Centrus Energy Corp., American Resources Corporation and Forsys Metals Corp.

The Corporation provides base salaries and incentive opportunities that are within a competitive range for the market, with opportunities to achieve higher compensation in the case of superior performance. The Corporation’s compensation program meets the objective of attracting, retaining and motivating key talent in a highly competitive market while aligning the goals and objectives of management with the interests of the Shareholders.

Compensation Consultant

The Corporation periodically engages a third-party consultant to review and advise the Compensation and Governance Committee on executive and director compensation, including a compensation peer review.

In 2024, the Compensation and Governance Committee engaged Hugessen Consulting Inc. (the “Compensation Consultant”) to provide recommendations to the Compensation and Governance Committee in order to review and revise the Corporation’s executive compensation program following completion of the Arrangement. The focus was to align executive compensation with each stage of development, manage executive compensation risk and support the attraction of critical employees needed to support the Corporation’s successful evolution into a development and ultimately operating company.

The Compensation Consultant is independent of management and all work conducted by the Compensation Consultant was pre-approved by the Compensation and Governance Committee. The Compensation and Governance Committee considered the reports and recommendations of the Compensation Consultant when assessing director and executive compensation, but ultimately made its own decisions and recommendations for the Board to approve.

Executive Compensation – Related Fees

The aggregate fees billed by the Compensation Consultant for all services provided in connection with their review in the year ended December 31, 2024 were as follows:

Financial Year Ending	Compensation-Related Fees	All Other Fees
2024	$72,528	$	Nil

The Corporation did not engage a compensation consultant during the year ended December 31, 2023.

Summary Compensation Table

The following table sets forth the compensation earned by each NEO for the Corporation’s last three completed fiscal years:

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)(1)	Option- based awards ($)(2)	Annual incentive plans ($)		Long-term incentive plans ($)	Pension value ($)	All other compensation ($)		Total compensation ($)
Philip Williams	2024	450,000	265,000	688,279	516,700		Nil	Nil	Nil		1,919,979
Chief Executive Officer & Director(3)	2023	24,462	Nil	1,620,448	Nil		Nil	Nil	Nil		1,644,910
	2022	N/A	N/A	N/A	N/A		N/A	N/A	N/A		N/A
Martin Tunney	2024	300,000	198,750	430,174	345,000		Nil	Nil	Nil		1,273,924
Chief Operating Officer(4)	2023	20,968	Nil	810,224	Nil		Nil	Nil	Nil		831,192
	2022	N/A	N/A	N/A	N/A		N/A	N/A	N/A		N/A
Graham du Preez	2024	306,800	198,750	430,174	175,800		Nil	Nil	Nil		1,111,524
Chief Financial Officer(5)	2023	306,800	Nil	220,120	119,000		Nil	Nil	Nil		645,920
	2022	243,564	Nil	2,051,225	72,100		Nil	Nil	76,949	(6)	2,443,838
Darryl Clark	2024	250,000	Nil	430,174	Nil		Nil	Nil	Nil		680,174
Executive Vice President, Exploration and Development(7)	2023	233,333	Nil	870,716	95,333	(8)	Nil	Nil	Nil		1,199,382
	2022	N/A	N/A	N/A	N/A		N/A	N/A	N/A		N/A
Daniel Brisbin	2024	200,000	132,500	172,070	91,200		Nil	Nil	Nil		595,770
Vice President, Exploration(9)	2023	110,000	Nil	391,377	27,200		Nil	Nil	Nil		528,577
	2022	N/A	N/A	N/A	N/A		N/A	N/A	N/A		N/A

Notes:

(1)	The amounts reflect the grant date fair value of $10.60 per RSU awarded.
(2)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in a value of an option on each of the following dates as follows: August 6, 2024: $6.88, December 29, 2023: $7.96, December 5, 2023: $9.26, July 17, 2023: $6.03, May 1, 2023: $6.30, February 28, 2023: $8.67, December 22, 2022: $8.44, July 20, 2022: $10.04, March 3, 2022: $13.91. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(3)	Mr. Williams was appointed as CEO and as a Director of the Corporation on December 5, 2023 in connection with the Arrangement. Mr. Williams does not receive any remuneration in his role as a director of the Corporation.
(4)	Mr. Tunney was appointed as Chief Operating Officer of the Corporation on December 5, 2023 in connection with the Arrangement.
(5)	Mr. du Preez was appointed as the Corporation’s Chief Financial Officer on March 3, 2022.
(6)	Mr. du Preez received reimbursement of moving expenses and one month’s salary to cover relocation incidentals in 2022.
(7)	Dr. Clark was appointed as Executive Vice President, Exploration & Development on December 5, 2023 and previously as Vice President, Exploration on March 1, 2023. Dr. Clark resigned as Executive Vice President, Exploration & Development effective October 31, 2024, after which he has been retained by the Corporation on a consultation basis as a Technical Advisor.
(8)	Dr. Clark’s 2023 bonus consists of a signing bonus of $23,333 in connection with his initial appointment and an annual bonus of $72,000.
(9)	Dr. Brisbin was appointed as Vice President, Exploration on December 5, 2023 and previously as Exploration Manager on May 1, 2023.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards that were outstanding for each NEO as of December 31, 2024:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share- based awards not paid out or distributed ($)
Philip Williams	54,590	2.36	June 18, 2025	436,720	25,000	259,000	Nil
	20,471	4.20	October 15, 2025	126,101
	27,295	12.44	March 26, 2026	Nil
	20,471	16.52	June 9, 2026	Nil
	68,237	20.40	December 24, 2026	Nil
	25,750	12.76	December 30, 2027	Nil
	175,000	16.52	December 5, 2028	Nil
	100,000	12.64	August 6, 2029	Nil
Martin Tunney	68,237	19.12	December 1, 2026	Nil	18,750	194,250	Nil
	25,750	12.76	December 30, 2027	Nil
	87,500	16.52	December 5, 2028	Nil
	62,500	12.64	August 6, 2029	Nil
Graham du Preez	100,000	19.84	March 3, 2027	Nil	18,750	194,250	Nil
	50,000	13.88	July 20, 2027	Nil
	18,750	11.88	December 23, 2027	Nil
	20,000	10.44	July 17, 2028	Nil
	12,500	14.20	December 29, 2028	Nil
	62,500	12.64	August 6, 2029	Nil
Darryl Clark(3)	75,000	12.24	March 1, 2028	Nil	Nil	Nil	Nil
	20,000	10.44	July 17, 2028	Nil
	12,500	14.20	December 29, 2028	Nil
	62,500	12.64	August 6, 2029	Nil
Daniel Brisbin	37,500	10.96	May 1, 2028	Nil	12,500	129,500	Nil
	17,500	10.44	July 17, 2028	Nil
	6,250	14.20	December 29, 2028	Nil
	25,000	12.64	August 6, 2029	Nil

Notes:

(1)	The value of unexercised in-the-money options is calculated by multiplying the difference between the December 31, 2024, closing price of the Common Shares on the TSX of $10.36 and the option exercise price, by the number of outstanding options.

These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)	The value of the outstanding RSUs is calculated by multiplying the December 31, 2024, closing price of the Common Shares on the TSX of $10.36 by the number of outstanding RSUs.
(3)	Dr. Clark was appointed as Executive Vice President, Exploration & Development on December 5, 2023 and previously as Vice President, Exploration on March 1, 2023. Dr. Clark resigned as Executive Vice President, Exploration & Development effective October 31, 2024, after which he has been retained by the Corporation on a consultation basis as a Technical Advisor.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of option and share-based awards that vested during the financial year ended December 31, 2024 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2024:

Name	Option-based awards - Value vested during the year ($)(1)	Shared-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Philip Williams	Nil	Nil	516,700
Martin Tunney	Nil	Nil	345,000
Graham du Preez	33,730	Nil	175,800
Darryl Clark(2)	126,397	Nil	Nil
Daniel Brisbin	84,103	Nil	91,200

Notes:

(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.
(2)	Dr. Clark was appointed as Executive Vice President, Exploration & Development on December 5, 2023 and previously as Vice President, Exploration on March 1, 2023. Dr. Clark resigned as Executive Vice President, Exploration & Development effective October 31, 2024, after which he has been retained by the Corporation on a consultation basis as a Technical Advisor.

Pension Disclosure

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Corporation and none are proposed at this time.

Employment and Consulting Agreements and Termination and Change of Control Benefits

Philip Williams

Mr. Williams is a party to an employment agreement with CUR dated effective as of January 1, 2022, as amended, which the Corporation assumed in connection with the Arrangement, subject to certain adjustments to Mr. Williams’ base salary.

Mr. Williams’ base salary during the year ended December 31, 2024 was $450,000, which remains the same for the current fiscal year. Mr. Williams is eligible for performance-based cash incentives and is also eligible to participate in the LTIP at the discretion of the Board. In the event that Mr. Williams is terminated without cause or is terminated or resigns within 12 months following a change of control, Mr. Williams would be entitled to a termination payment equal to his base salary plus his highest bonus paid or payable in the preceding three years, calculated on a monthly basis, multiplied by either (i) 18 months in the event of termination without cause, or (ii) 24 months in the event of termination or resignation within 12 months following a change of control (the “Williams Severance Period”). In addition, Mr. Williams would be entitled to the continuation of benefits during the Williams Severance Period (or payment in lieu of such benefits). Any awards held by Mr. Williams would be determined in accordance with applicable plan terms.

Martin Tunney

Mr. Tunney is a party to an employment agreement with CUR dated effective as of December 1, 2021, as amended, which the Corporation assumed in connection with the Arrangement, subject to certain adjustments to Mr. Tunney’s base salary.

Mr. Tunney’s base salary during the year ended December 31, 2024 was $300,000, which remains the same for the current fiscal year. Mr. Tunney is eligible for performance-based cash incentives and is also eligible to participate in the LTIP at the discretion of the Board. In the event that Mr. Tunney is terminated without cause or resigns for any reason within 12 months following a change of control, he would be entitled to a termination payment equal to his base salary plus his highest bonus paid or payable in the preceding three years, calculated on a monthly basis, multiplied by 24 months (the “Tunney Severance Period”). In addition, Mr. Tunney would be entitled to the continuation of benefits during the Tunney Severance Period (or payment in lieu of such benefits). Any awards held by Mr. Tunney would be determined in accordance with applicable plan terms.

Graham du Preez

Mr. du Preez is a party to an employment agreement with IsoEnergy dated effective as of March 3, 2022.

Mr. du Preez’s base salary during the year ended December 31, 2024 was $306,800, which remains the same for the current fiscal year. Mr. du Preez is eligible for performance-based cash incentives and is also eligible to participate in the LTIP at the discretion of the Board.

If Mr. du Preez, is terminated without cause, he would be entitled to a termination payment equal to the sum of: (i) his annual base salary; and (ii) his bonus (including any Special Bonus and Performance Bonus) for the most recently completed fiscal year, pro-rated to the date of termination. Mr. du Preez would also be entitled to an additional payment equivalent to his bonus (including any Special Bonus and Performance Bonus) for the most recently completed fiscal year. In the event that Mr. du Preez is terminated without cause or resigns for good reason within 12 months of a change of control, he would be entitled to a payment equal to the product obtained by multiplying: (i) the sum of (a) his annual base salary; and (b) his annual bonus paid in respect of the most recently completed fiscal year (including any Performance Bonus and Special Bonus) calculated on a monthly basis, by (ii) a period of 18 months.

In the event of a termination without cause or termination related to a change of control, Mr. du Preez would be entitled to the continuation of benefits during his applicable severance period, or payment in lieu equal to the cost of such benefits to IsoEnergy (the “Benefits”) and would be entitled to a payment equal to all earned but unpaid salary, awarded but unpaid bonus, outstanding but untaken vacation pay, and outstanding expenses (the “Final Wages”).

Any awards held by Mr. du Preez would be determined in accordance with applicable plan terms.

Daniel Brisbin

Dr. Brisbin is a party to an employment agreement with IsoEnergy dated effective as of March 6, 2023, as amended. It is expected that a new employment agreement will be entered into between Dr. Brisbin and the Corporation during 2025.

Dr. Brisbin’s base salary during the year ended December 31, 2024 was $200,000, which was increased to $250,000, effective as of January 1, 2025. Dr. Brisbin is eligible for performance-based cash incentives and is also eligible to participate in the LTIP at the discretion of the Board.

If Dr. Brisbin is terminated without cause or resigns for good reason, he would be entitled to (i) a termination payment equal to his highest annual bonus paid or payable in respect of one of the immediately preceding three completed fiscal years and any unpaid Special Bonus for the current fiscal year either (a) earned as of the termination date; or (b) that would reasonably be expected to be earned if his employment was continued for the balance of the fiscal year, pro-rated to the date of termination; and (ii) a termination payment equal to the product obtained by multiplying the sum of (a) his annual base salary; and (b) his highest annual bonus paid or payable in respect of one of the immediately preceding three completed fiscal years and any unpaid special bonus for the current fiscal year either (x) earned as of the termination date; or (y) that would reasonably be expected to be earned if the executive’s employment was continued for the balance of the fiscal year calculated on a monthly basis, by a period of three months.

In the event of a termination without cause, Dr. Brisbin would be entitled to the continuation of Benefits during his applicable severance period, or payment in lieu and would be entitled to a payment equal to all Final Wages.

Any awards held by Dr. Brisbin would be determined in accordance with applicable plan terms.

Estimated Incremental Payment on Termination Without Cause or Change of Control

The estimated incremental payments (excluding the Final Wages and Benefits) payable by the Corporation to each Named Executive Officer (other than Dr. Clarke) upon termination without cause or related to a change of control, assuming the triggering event occurred on December 31, 2024, are as follows:

Name	Triggering Event	Estimated Incremental Payment ($)(1)
Philip Williams	Termination Without Cause	2,175,000
Chief Executive Officer (2)	Change of Control	2,700,000
Martin Tunney	Termination Without Cause	1,635,000
Chief Operating Officer(3)	Change of Control	1,635,000
Graham du Preez	Termination Without Cause	658,400
Chief Financial Officer(4)	Change of Control	723,900
Daniel Brisbin	Termination Without Cause	164,000
Vice President, Exploration(5)	Change of Control	164,000

Notes:

(1)	Reflects base salary compensation in effect as of December 31, 2024. This number excludes the value of compensation securities.
(2)	As of December 31, 2024, Mr. Williams held an aggregate of 491,814 stock options having an in-the-money value of $562,821 and 25,000 RSUs valued at $259,000.
(3)	As of December 31, 2024, Mr. Tunney held an aggregate of 243,987 stock options having an in-the-money value of $Nil and 18,750 RSUs valued at $194,250.
(4)	As of December 31, 2024, Mr. du Preez held an aggregate of 263,750 stock options having an in-the-money value of $Nil and 18,750 RSUs valued at $194,250.
(5)	As of December 31, 2024, Dr. Brisbin held an aggregate of 86,250 stock options having an in-the-money value of $Nil and 12,500 RSUs valued at $129,500.

There are no significant conditions or obligations that apply to the receipt of the foregoing incremental payments.

Director Compensation

The Board, with the assistance of the Compensation and Governance Committee, is responsible for determining and approving all forms of compensation to be granted to the directors of the Corporation. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and stage of development, and the availability of financial and other resources of the Corporation.

During the financial year ended December 31, 2024, directors received cash compensation related to the services they provided as directors and option-based compensation as set out in the summary compensation table below.

In particular, during the financial year ended December 31, 2024, the directors received fees as follows:

Board Position	Annual Retainer ($)
Board Chair Retainer	90,000
Board Vice-Chair Retainer	90,000
Board Member Retainer	60,000
Audit Committee Chair	15,000
Compensation and Governance Committee Chair	15,000

The Board believes the level of compensation provided to directors is competitive and reasonable given the size of the Corporation. In addition, long-term incentives in the form of stock options are granted to non-executive directors from time to time, based on an existing complement of long-term incentives, corporate performance and to be competitive with other companies of similar size and scope. The Board will periodically review the responsibilities and risks involved in being an effective director and will report and make recommendations accordingly.

Director Compensation Table

The following table provides a summary of all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal year ended December 31, 2024, in respect of the individuals who were, during the fiscal year ended December 31, 2024, directors of the Corporation, other than the Named Executive Officers:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Richard Patricio	90,000	Nil	258,105	Nil	Nil	Nil	348,105
Leigh Curyer	90,000	Nil	258,105	Nil	Nil	Nil	348,105
Christopher McFadden	60,000	Nil	172,070	Nil	Nil	Nil	232,070
Peter Netupsky	75,000	Nil	172,070	Nil	Nil	Nil	247,070
Mark Raguz	75,000	Nil	172,070	Nil	Nil	Nil	247,070

Note:

(1)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in a value of an option on each of the following dates as follows: August 6, 2024: $6.88, December 29, 2023: $7.96, December 5, 2023: $ 9.26, July 17, 2023: $6.03, December 22, 2022: $ 8.44, November 1, 2022: $10.14, July 20, 2022: $10.04. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Mr. Williams, who is a Named Executive Officer of the Corporation and also acted as a director of the Corporation did not receive any compensation for his role as a director of the Corporation during the fiscal year ended December 31, 2024. For a description of the compensation paid to Mr. Williams during the fiscal year ended December 31, 2024, see “Summary Compensation Table” above.

Director Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding at the end of December 31, 2024 in respect of the individuals who were directors but not Named Executive Officers as at December 31, 2024:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Richard Patricio	33,750	1.54	January 24, 2025	297,675	Nil	Nil	Nil
	13,647	2.36	June 18, 2025	109,176
	15,000	4.76	August 25, 2025	84,000
	10,235	4.20	October 15, 2025	63,048
	10,235	12.44	March 26, 2026	Nil
	13,647	16.52	June 9, 2026	Nil
	25,000	11.24	June 24, 2026	Nil
	20,471	20.40	December 14, 2026	Nil
	75,000	15.96	December 15, 2026	Nil
	50,000	13.88	July 20, 2027	Nil
	18,750	11.88	December 23, 2027	Nil
	6,437	12.76	December 30, 2027	Nil
	30,000	10.44	July 17, 2028	Nil
	27,500	16.52	December 5, 2028	Nil
	37,500	12.64	August 6, 2029	Nil
Leigh Curyer	42,500	1.54	January 24, 2025	374,850	Nil	Nil	Nil
	17,500	4.76	August 25, 2025	98,000
	25,000	11.24	June 24, 2026	Nil
	112,500	15.96	December 15, 2026	Nil
	62,500	13.88	July 20, 2027	Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
	22,500	11.88	December 23, 2027	Nil
	6,437	14.12	January 6, 2028	Nil
	40,625	10.44	July 17, 2028	Nil
	35,000	16.52	December 5, 2028	Nil
	37,500	12.64	August 6, 2029	Nil
Christopher McFadden	33,750	1.54	January 24, 2025	297,675	Nil	Nil	Nil
	15,000	4.76	August 25, 2025	84,000
	25,000	11.24	June 24, 2026	Nil
	75,000	15.96	December 15, 2026	Nil
	50,000	13.88	July 20, 2027	Nil
	18,750	11.88	December 23, 2027	Nil
	30,000	10.44	July 17, 2028	Nil
	27,500	16.52	December 5, 2028	Nil
	25,000	12.64	August 6, 2029	Nil
Peter Netupsky	62,500	13.84	November 1, 2027	Nil	Nil	Nil	Nil
	18,750	11.88	December 23, 2027	Nil
	18,750	10.44	July 17, 2028	Nil
	25,000	14.20	December 29, 2028	Nil
	25,000	12.64	August 6, 2029	Nil
Mark Raguz	6,823	4.04	August 5, 2025	43,121	Nil	Nil	Nil
	5,459	4.20	October 15, 2025	33,627
	10,235	12.44	March 26, 2026	Nil
	6,823	16.52	June 9, 2026	Nil
	13,647	20.40	December 24, 2026	Nil
	6,437	12.76	December 30, 2027	Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
	25,000	16.52	December 5, 2028	Nil
	25,000	14.20	December 29, 2028	Nil
	25,000	12.64	August 6, 2029	Nil

Note:

(1)	The value of unexercised in-the-money options is calculated by multiplying the difference between the December 31, 2024, closing price of the Common Shares on the TSX of $10.36 and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards that vested during the year ended December 31, 2024 in respect of the individuals who were directors but not Named Executive Officers as at December 31, 2024:

Name	Option-based awards - Value vested during the year ($)	Shared-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Richard Patricio	48,933	Nil	Nil
Leigh Curyer	65,914	Nil	Nil
Christopher McFadden	48,933	Nil	Nil
Peter Netupsky	28,500	Nil	Nil
Mark Raguz	Nil	Nil	Nil

Note:

(1)	The value of unexercised in-the-money options is calculated by multiplying the difference between the December 31, 2024, closing price of the Common Shares on the TSX of $10.36 and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

MANAGEMENT CONTRACTS

No management functions of the Corporation or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation or its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information under which equity securities of the Corporation are authorized for issuance as of December 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights		Weighted-average exercise price of outstanding options and rights ($)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	3,969,948	(1)	12.91	501,745	(2)
Equity compensation plans not approved by securityholders	Nil		N/A	N/A
Total	3,969,948		12.91	501,745

Notes:

(1)	Represents the number of Common Shares reserved for issuance upon exercise of the stock options outstanding pursuant to the Legacy Stock Option Plan (which includes 616,366 Replacement Options) and the Awards outstanding pursuant to the LTIP as of December 31, 2024.
(2)	Represents the maximum number of Common Shares remaining available for issuance under the Corporation’s security-based compensation arrangements, being 10% of the number of issued and outstanding Common Shares as at December 31, 2024, less the number of securities to be issued upon exercise of outstanding options and rights.

Burn Rate

The following table provides details of the “burn rate” under the LTIP and the Legacy Option Plan for the years ended December 31, 2024, 2023 and 2022. In accordance with section 613(p) of the TSX Company Manual, these figures are calculated by dividing (i) the number of awards granted under the LTIP or the Legacy Option Plan, as applicable, during the applicable financial year, by (ii) the weighted average number of Common Shares outstanding for the applicable financial year:

Security-Based Compensation Arrangement	Year Ended December 31, 2024	Year Ended December 31, 2023		Year Ended December 31, 2022
Legacy Option Plan(1)	0.02%	6.70	%(3)	3.34%
LTIP(2)	1.63%	N/A		N/A

Notes:

(1)	No additional awards were issued or are issuable pursuant to the Legacy Option Plan following adoption of the LTIP.
(2)	The LTIP was first adopted by the Corporation on April 16, 2024, therefore the “burn rate” has only been included for the year ended December 31, 2024.
(3)	The “burn rate” for the year ended December 31, 2023 was impacted by the Arrangement that was completed on December 5, 2023, including as a result of the issuance of Replacement Options and the issuance of Options in connection with the onboarding of CUR employees in connection with the Arrangement.

Equity Compensation Plans

As at the Record Date, a total of 3,052,892 stock options are issued and outstanding and governed by the Legacy Stock Option Plan (including the Replacement Options), in the aggregate representing approximately 6.35% of the issued and outstanding Common Shares. As at the Record Date, 1,151,000 Options and 87,500 RSUs have been issued and remain outstanding under the LTIP, in the aggregate representing approximately 2.58% of the issued and outstanding Common Shares. As a result, a maximum of 516,365 Awards remain available for grant pursuant to the LTIP (or 1.07% of the Common Shares issued and outstanding)

LTIP

The Corporation adopted the Omnibus Long Term Incentive Plan (the “LTIP”) on April 16, 2024. On July 8, 2024, in connection with the Corporation’s graduation to the TSX, the Board approved certain “housekeeping” amendments to the LTIP to reflect the Corporation’s transition from the TSX Venture Exchange (the “TSXV”) to the TSX, all in accordance with the amendment procedures set out in the LTIP. The following is a summary of the principal terms of the LTIP, which is qualified in its entirety by reference to the text of the LTIP. A copy of the LTIP is attached to this Circular as Schedule “A”.

The LTIP is a “rolling” plan which sets the total number of Common Shares reserved and available for grant and issuance pursuant to Awards (as defined herein) at an amount not to exceed 10% of the Common Shares from time to time, or such other number as may be approved by the TSX and the Shareholders from time to time. The LTIP provides for a variety of equity-based awards that may be granted to certain participants, including performance share units (“PSUs”) and restricted share units (“RSUs” and together with PSUs, the “Share Units”) and stock options (“Options” and together with the PSUs and RSUs, “Awards”). Each Option represents the right to receive Common Shares and each Share Unit represents the right to receive Common Shares, or the market value of such Common Shares in cash, or a combination of the two, in accordance with the terms of the LTIP.

The maximum number of Common Shares reserved for issuance, in the aggregate, under the LTIP and all other Share Compensation Arrangements (as defined in the LTIP), including the Legacy Stock Option Plan, collectively, will be 10% of the aggregate number of Common Shares issued and outstanding from time to time, which represents 4,807,757 Common Shares as of the Record Date. For the purposes of calculating the maximum number of Common Shares reserved for issuance under the LTIP and all other Share Compensation Arrangements, any issuance from treasury by the Corporation that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity-based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation shall not be included. All of the Common Shares covered by the exercised, cancelled or terminated Awards or Common Shares underlying an Award that have been settled in cash will automatically become available Common Shares for the purposes of Awards that may be subsequently granted under the LTIP. As a result, the LTIP is considered an “evergreen” plan.

The maximum number of Common Shares that may be: (i) issued to insiders of the Corporation within any one-year period; or (ii) issuable to insiders of the Corporation at any time, in each case, under the LTIP alone, or when combined with all of the Corporation’s other security-based compensation arrangements, including the Legacy Stock Option Plan, cannot exceed 10% of the aggregate number of Common Shares issued and outstanding from time to time determined on a non-diluted basis, unless disinterested Shareholder approval is obtained in accordance with the terms of the LTIP.

Other than as set out above, the LTIP does not provide for a maximum number of Common Shares which may be issued to an individual pursuant to the LTIP and any other security-based compensation arrangements (expressed as a percentage or otherwise).

Awards issued pursuant to the LTIP may not be assigned or transferred.

Options

An Option will be exercisable during a period established by the Board which will commence on the date of the grant and terminate no later than ten years after the date of the granting of the Option or such shorter period as the Board may determine. The minimum exercise price of an Option will be determined based on the closing price of the Common Shares on the stock exchange on which the Common Shares are then listed on the last trading day before the date such Option is granted. The LTIP provides that the exercise period of an Option will automatically be extended if the date on which it is scheduled to terminate falls during a black-out period that is formally imposed by the Corporation. In such cases, the extended exercise period will terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the Options, the LTIP has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the LTIP, including the consent of the Board, where required. This may include a sale of such number of Common Shares as is necessary to raise an amount equal to the aggregate exercise price for the Options being exercised by that eligible participant. The eligible participant may authorize a broker to sell Common Shares on the open market or by means of a short sale and forward the proceeds of such sale to the Corporation to satisfy the exercise price for the Options, following which the Corporation will issue the Common Shares underlying the Options exercised. An eligible participant may also elect to surrender Options by delivering a notice of surrender to the Corporation and electing to receive that number of Common Shares calculated in accordance with the formula set forth in the LTIP.

Share Units

A Share Unit is an RSU or PSU entitling the recipient to acquire Common Shares, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the eligible participant’s grant agreement.

Subject to applicable vesting, performance criteria and other conditions set forth in the grant agreement, the Board is entitled to determine whether RSUs and/or PSUs awarded to an eligible participant will entitle such participant to receive Common Shares, the cash equivalent of Common Shares underlying the Award based on the prevailing market value of the Common Shares on the stock exchange on which the Common Shares are then listed, or a combination of the two.

No Share Unit may vest before the date that is one year following the applicable date of grant, provided that this limitation shall not apply in the case of an eligible participant’s death, or in connection with a change of control of the Corporation, takeover bid, reverse takeover transaction, or any similar transaction. PSUs will vest upon the achievement of specific performance criteria established by the Board, and any other vesting conditions that may be set forth in the applicable grant agreement. For each award of PSUs, the Board will establish the period in which any performance criteria and other vesting conditions must be met in order for an eligible participant to be entitled to receive Common Shares in exchange for all or a portion of the PSUs held by such participant, provided that such period must not be longer than December 31 of the calendar year which is three years after the calendar year in which such PSU was granted

In the event that a Share Unit Settlement Date (as defined in the LTIP) falls during a black-out period that is formally imposed by the Corporation, the Share Unit Settlement Date will be automatically extended to the 10th business day following the last day of the black-out period.

Under the terms of the LTIP, each non-employee director of the Corporation may elect to receive all or a portion of his or her annual retainer fee in the form of a grant of RSUs in each fiscal year.

Termination of Employment

The following table describes the impact of certain events upon the rights of holders of Options and Share Units under the LTIP, including termination for cause, retirement, resignation, ceasing to be an eligible participant for any reason (other than for cause, resignation or death), and death, subject to the terms of an eligible participant’s employment agreement, grant agreement and the change of control provisions described below:

Event Provisions	Treatment of Award(s)

Termination for Cause	Immediate termination of all vested and unvested Options and/or Share Units on the date of termination.

Retirement	All unvested Options and/or Share Units will vest or expire on the earlier of their respective original vesting or expiry date, as applicable, and one year following the date that the holder ceases to be an eligible participant under the LTIP. All vested

Options and/or Share Units held may be exercised until the earlier of the expiry date of such Options and/or Share Units and one year following the date that the holder ceases to be an eligible participant under the LTIP, subject to certain exceptions.

Resignation	All vested Options and/or Share Units will expire on the earlier of the original expiry date and 90 days after resignation, or such longer period as the Board may determine in its sole discretion. All unvested Options and/or Share Units terminate on the effective date of resignation.

Ceasing to be an eligible participant for any reason (other than for “cause”, retirement, resignation, death or in connection with a change of control)	In the event a participant ceases to be an eligible participant for any reason (other than for cause, retirement, resignation, death or in connection with a change of control), all unvested Options and/or Share Units may vest subject to pro ration over the applicable vesting or performance period and will expire on the earlier of 90 days after the effective date of termination, or the expiry date of such Option and/or Share Unit.

Death	All unvested Options and/or Share Units immediately vest and expire 180 days after the death of such eligible participant.

Change of Control	If an eligible participant is terminated without cause or resigns for good reason (as defined in a participant’s applicable employment agreement) during the 12 month period following a change of control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Options and/or Share Units will immediately vest.

In connection with a change of control of the Corporation, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, as applicable. If the surviving successor or acquiring entity does not assume the outstanding Awards, or if the Board otherwise determines in its discretion, the Corporation will give written notice to all participants advising that the LTIP will be terminated effective immediately prior to the change of control and all Awards, as applicable, will be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of the LTIP, will expire or, with respect to the RSUs and PSUs be settled, immediately prior to the termination of the LTIP. In the event of a change of control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the participants; (ii) otherwise modify the terms of the Awards to assist the participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such change of control. If the change of control is not completed within the time specified therein (as the same may be extended), the Awards which vest will be returned by the Corporation to the participant and, if exercised or settled, as applicable, the Common Shares issued on such exercise or settlement will be reinstated as authorized but unissued Common Shares and the original terms applicable to such Awards will be reinstated.

Termination and Amendments

The Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any securities granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and stock exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

The Board may amend the LTIP or any securities granted under the LTIP at any time without the consent of a participant provided that such amendment: (i) does not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP; (ii) is in compliance with applicable laws and subject to any regulatory approvals including, where required, the approval of the stock exchange on which the Common Shares are then listed; and (iii) is subject to Shareholder approval, where required by law, the requirements of the stock exchange on which the Common Shares are then listed or the LTIP, provided however that Shareholder approval will not be required for the following amendments and the Board may make any changes which may include but are not limited to:

•	amendments of a general “housekeeping” or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

•	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award;

•	a change to the assignability provisions under the LTIP;

•	any amendment regarding the effect of termination of a participant’s employment or engagement;

•	any amendment to add or amend provisions relating to the granting of cash-settled awards, provision of financial assistance or clawbacks and any amendment to a cash-settled award, financial assistance or clawbacks provisions which are adopted;

•	any amendment regarding the administration of the LTIP;

•	any amendment necessary to comply with applicable law or the requirements of the stock exchange on which the Common Shares are then listed or any other regulatory body having authority over the Corporation, the LTIP or the Shareholders (provided, however, that the applicable stock exchange will have the overriding right in such circumstances to require Shareholder approval of any such amendments); and

•	following the Common Shares ceasing to be listed on the TSXV, such amendments as the Board deems necessary or advisable to remove limitations and/or restrictions that are specific requirements under the policies and other requirements of the TSXV and make such other amendments that are incidental to the Corporation being no longer a TSXV listed company;

provided that the alteration, amendment or variance does not:

•	change the category of persons eligible to participate under the LTIP;

•	increase the maximum number or percentage of Common Shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization;

•	reduce the exercise price of Awards;

•	change the method for determining the exercise price of Options;

•	change the maximum terms of any Award;

•	extend the term of any Option held by an insider of the Corporation;

•	permit the introduction or re-introduction of non-employee directors as eligible participants on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

•	remove or exceed the limits with respect to the amount of Options and/or Share Units that may be granted or issued to any one person or category of eligible participant under the LTIP;

•	amend the expiry and termination provisions of the LTIP; or

•	amend the amendment provisions of the LTIP.

Legacy Option Plan

The Corporation also has a prior stock option plan (the “Legacy Stock Option Plan”), which was last approved by Shareholders at the Corporation’s annual general meeting held on June 21, 2023. The stock options previously issued under the Legacy Stock Option Plan continue to be governed by the Legacy Stock Option Plan; however, upon the LTIP becoming effective, stock options are no longer issuable pursuant to the Legacy Stock Option Plan and are only issuable pursuant to the LTIP. The stock options governed by the Legacy Stock Option Plan include replacement options to purchase Common Shares (“Replacement Options”) that were issued in exchange for options of CUR pursuant to the Arrangement.

The following is a summary of the material terms of the Legacy Stock Option Plan and is qualified in its entirety by the full text of the Legacy Stock Option. A copy of the Legacy Stock Option Plan is available under the Corporation’s profile on the SEDAR+ website at www.sedarplus.ca. Alternatively, Shareholders may obtain a copy of the Legacy Stock Option Plan by contacting the Corporation.

The purpose of the Legacy Stock Option Plan is to promote the profitability and growth of the Corporation by facilitating its efforts to attract and retain key individuals. The Legacy Stock Option Plan is a “rolling” stock option plan which sets the number of Common Shares that may be reserved for issuance thereunder at any time at 10% of the issued and outstanding Common Shares calculated as at the time of the proposed option grant, less any shares reserved for issuance under any other security-based compensation plan of the Corporation.

The Legacy Stock Option Plan is administered by the Board. The Compensation and Governance Committee is responsible for recommending for approval to the Board the number of common shares subject to each option, within the guidelines established by the TSXV.

Prior to Shareholder approval of the LTIP, the Corporation had the ability to grant options to the following persons: (i) directors, officers and employees of the Corporation; (ii) consultants to the Corporation; and (iii) a company whose voting securities are wholly-owned by a person listed in (i) or (ii).

The options enable the holders to purchase Common Shares at a price fixed in accordance with the policies of the TSXV. Subject to a minimum exercise price of $0.05 per common share, the exercise price per Common Share for an option shall be not less than the “Discounted Market Price” as calculated pursuant to the TSXV policies, or such other minimum price as may be required by the TSXV.

Every option granted under the Legacy Stock Option Plan shall have a term not exceeding 10 years, and shall therefore expire no later than 10 years after the date of grant, subject to extensions in connection with a Blackout Period (as defined below). Subject to the Legacy Stock Option Plan and otherwise in compliance with the policies of the TSX, the Board shall determine the manner in which an option shall vest and become exercisable. Options granted to Investor Relations Service Providers shall vest over a minimum of 12 months with no more than one-quarter (1/4) of such options vesting in any three-month period in arrears.

The number of Common Shares reserved for issuance under the Legacy Stock Option Plan and any other security based compensation arrangement in any 12 month period to any one person may not exceed 5% of the issued and outstanding Common Shares at the date of the grant, unless the Corporation has received disinterested Shareholder approval.

The number of Common Shares reserved for issuance under the Legacy Stock Option Plan and any other security based compensation arrangement in any 12 month period to any one consultant may not exceed 2% of the issued and outstanding Common Shares at the date of the grant.

The number of Common Shares reserved for issuance under the Legacy Stock Option Plan and any other security based compensation arrangement in any 12 month period, in aggregate, to all Investor Relations

Service Providers (as defined in the TSXV policies) may not exceed 2% of the issued and outstanding Common Shares at the date of the grant.

The aggregate number of Common Shares reserved for issuance to insiders under the Legacy Stock Option Plan and any other security based compensation arrangement may not exceed 10% of the outstanding Common Shares at the time of the grant, unless the Corporation has received disinterested Shareholder approval.

The aggregate number of options granted to insiders in any 12 month period under the Legacy Stock Option Plan and any other security based compensation arrangement may not exceed 10% of the outstanding Common Shares at the time of the grant, unless the Corporation has received disinterested Shareholder approval.

Options issued pursuant to the Legacy Stock Option Plan may not be assigned or transferred.

If a director, officer, employee or consultant (each, a “Participant”) is terminated for cause, then each option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the expiry date and the date which is 30 days after the date of termination.

If a Participant dies prior to otherwise ceasing to be an eligible person, each option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the expiry date and the date which is 12 months after the date of the Participant’s death.

If a Participant ceases to be an eligible person other than in the circumstances set out above, each option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the expiry date and the date which is 90 days after such terminating event, provided that the Board may allow for each option held by such Participant to terminate and cease to be exercisable on such later date following the Participant ceasing to be an eligible person as the Board in its discretion may determine is reasonable.

If any portion of an option is not vested at the time a Participant ceases, for any reason whatsoever, to be an eligible person, such unvested portion of the option may not be thereafter exercised by the Participant or its legal representative, as the case may be, provided that the Board may, in its discretion, thereafter permit the Participant or its legal representative, as the case may be, to exercise all or any part of such unvested portion of the option.

The Legacy Stock Option Plan provides that if a change of control of the Corporation occurs (including a consolidation, merger, amalgamation, arrangement, sale of all or substantially all of the assets of the Corporation, or acquisition which results in the Shareholders holding less than 50% of the outstanding shares of the successor corporation), all of the options issued pursuant to the Legacy Stock Option Plan will become vested and may be exercised in whole or in part by the Participant, subject to the approval of the TSXV, if necessary.

An option will be automatically extended if the expiry date falls within a period during which the Corporation prohibits holders from exercising options (“Blackout Period”) provided that the Blackout Period is formally imposed by the Corporation, the Blackout Period expires on the general disclosure of the undisclosed material information and neither the option holder nor the Corporation is subject to a cease trade (or similar) order, and the automatic extension is available to all Participants equally.

Disinterested Shareholder approval is required under the Legacy Stock Option Plan when decreasing the exercise price or extending the term (subject to extensions in connection with a Blackout Period) of options held by insiders.

CORPORATE GOVERNANCE

The following is a discussion of each of IsoEnergy’s corporate governance practices for which disclosure is required by National Instrument 58-101 – Disclosure of Corporate Governance Practices (the

“Disclosure Instrument”). The Board believes that its corporate governance practices are consistent with those recommended by National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”). A copy of the Corporation’s Board Mandate is attached to this Circular as Schedule “B” (the “Board Mandate”).

Director Independence

For the purposes of the Disclosure Instrument, a director is independent if he or she has no direct or indirect material relationship with IsoEnergy. A “material relationship” is one which could, in the view of the Board, reasonably be expected to interfere with his or her ability to exercise independent judgment. Certain specified relationships will, in all circumstances, be considered, for the purposes of the Disclosure Instrument, to be material relationships.

As of the date hereof, the Board consists of six individuals, four of whom are independent. The current independent directors are: Richard Patricio, Christopher McFadden, Peter Netupsky and Mark Raguz. Mr. Williams is not considered to be independent on the basis that he is an executive officer of IsoEnergy. Mr. Curyer is not considered to be independent on the basis that he is an executive officer of NexGen, which owns 31.8% of the outstanding Common Shares.

Chair of the Board

Mr. Patricio was appointed as the Chair of the Board on December 5, 2023. Mr. Patricio is independent within the meaning of NI 52-110 and the rules of the NYSE American. See “Position Descriptions – Chair” for a description of the role of the Chair.

Meetings of the Board

The Board held seven meetings during the year ended December 31, 2024. The members of the Board and their meeting attendance during the year ended December 31, 2024 are set forth below:

Board of Directors
Name of Director	Independent	Meeting Attendance(1)
Philip Williams	No	7 of 7
Richard Patricio	Yes	7 of 7
Leigh Curyer	No	6 of 7(2)
Christopher McFadden	Yes	7 of 7
Peter Netupsky	Yes	7 of 7
Mark Raguz	Yes	7 of 7

Note:

(1)	In addition to official Board meetings, the Board has met frequently on an informal basis to discuss ongoing matters.
(2)	Mr. Curyer was not able to attend the meeting on December 19, 2024 given that the meeting was called on short notice in connection with an ongoing transaction.

During the financial year ended December 31, 2024, in-camera sessions of the non-executive directors were held at the conclusion of the majority of the Board meetings.

Other Directorships

Set forth below is a list of the reporting issuers or reporting issuer equivalent(s) of which any of the directors of IsoEnergy are also directors:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Leigh Curyer	NexGen Energy Ltd.(1)
Christopher McFadden	NexGen Energy Ltd.(1) Engenco Limited
Richard Patricio	NexGen Energy Ltd.(1)(2) Toro Energy Limited(2) Borealis Mining Company Limited(2)
Philip Williams	Atha Energy Corp. Mogotes Metals Inc.

Notes:

(1)	As of May 9, 2025, NexGen holds approximately 31.8% of the outstanding Common Shares. Accordingly, NexGen is an affiliate of IsoEnergy.
(2)	Mr. Patricio’s directorships at IsoEnergy, NexGen, Borealis Mining Company Limited and Toro Energy Limited are a result of his management role at Mega Uranium.

Position Descriptions

The Board has developed a written mandate for the Board and charters for each committee of the Board. These terms of reference include the roles and responsibilities of the chair and individual members of the Board and committees, as applicable.

Chair

Mr. Patricio is currently the Chair of the Board and is responsible for presiding over all meetings of the Board and Shareholders of the Corporation. The Chair of the Board reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, and works with the CEO to ensure that the Corporation fulfills its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public.

Committee Chairs

The primary responsibility of the Chair of each committee of the Board is to provide oversight and leadership to the applicable committee with a view to enhancing the overall efficacy of the committee. The chair of each committee of the Board is responsible for presiding over all meetings of that committee, coordinating compliance with the committee’s mandate, working with management to develop the committee’s annual work plan and providing the Board with reports of the committee’s key activities. Each committee Chair plays an integral role in the fulfillment of the committee’s duties, as set out in the charter of the applicable committee, and the management of the committee process.

CEO

While the Corporation does not have a written CEO position description, Mr. Williams leads the management of the Corporation’s business and affairs and the implementation of the resolutions and policies of the Board. The key responsibilities of the CEO include: duties relating to the Corporation’s values, strategy, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, talent management, succession planning and effective communication with Shareholders, clients, employees, regulators and other stakeholders.

Ethical Business Conduct

As part of its responsibility for the stewardship of IsoEnergy, the Board seeks to foster a culture of ethical conduct by requiring IsoEnergy to carry out its business in accordance with high business and moral standards and applicable legal and financial requirements. The Board has formalized this in its Code of

Business Ethics (the “Code”). The Code has been filed and is available on the Corporation’s website (www.isoenergy.ca).

The Code provides specific guidelines and policies for dealing with situations that may be encountered in the workplace in order to promote an open and positive work environment. The Code details the Corporation’s policies on confidentiality, fair dealing, safety and health, and business and governmental relations, among other things.

In addition, the Corporation has adopted a “whistleblower” policy, which allows directors, officers, employees and consultants who feel a violation has occurred to report the actual or potential compliance infraction to the Chair of the Corporation’s Audit Committee, on a confidential, anonymous basis.

Certain members of the Board are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting such participation. Where such a conflict of interest involves a particular Board member (i.e. where a Board member has an interest in a material contract or material transaction involving the Corporation), such Board member will be required to disclose his or her interest to the Board and refrain from voting at any Board meeting which considers such contract or transaction, in accordance with applicable law. In certain circumstances, if deemed appropriate, the Corporation may establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Orientation and Continuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. Given the current size of IsoEnergy, its corporate history and its stage of development, and as each new director will have a different skill set and professional background, the Corporation has not yet developed an official orientation or training program for new directors or a formal continuing education program for existing directors. Nevertheless, new directors will be provided, through discussions and meetings with other directors, officers and employees, with a thorough description of the Corporation’s business, properties, assets, operations and strategic plans and objectives. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board and requests for education are encouraged and dealt with on an ad hoc basis primarily through meetings with members of the executive management team.

The Board will provide continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to meet their obligations as directors. All of the directors are actively involved in their respective areas of expertise and have full access to management. Directors are periodically provided with the opportunity to visit IsoEnergy’s properties to become familiar with IsoEnergy’s operations. Presentations by management and IsoEnergy’s advisors will also be organized, as needed, to provide ongoing director education.

Nomination of Directors

IsoEnergy’s Compensation and Governance Committee is responsible for assisting the Board in respect of the nomination of directors and identifying new candidates for appointment to the Board. The Compensation and Governance Committee establishes criteria for Board membership and composition and makes recommendations to the Board thereon. The Compensation and Governance Committee also makes recommendations for the assignment of Board members to Board committees and oversees the process for director succession. In that regard, the Compensation and Governance Committee is also responsible for assessing the competencies and skills of existing directors and those required for nominees to the Board, with a view to ensuring that the Board is consistently comprised of directors with the necessary skills and experience to facilitate effective decision-making. The Compensation and Governance Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.

Compensation

The Board, with the assistance of the Compensation and Governance Committee, is responsible for reviewing and approving the compensation of directors and executives of the Corporation.

For details regarding IsoEnergy’s approach to the compensation of executive officers, including the CEO and the role of the Compensation and Governance Committee, see “Executive Compensation” above. A copy of the Compensation and Governance Committee Charter is available on the Corporation’s website at www.isoenergy.ca.

Board Committees

IsoEnergy does not have any standing committees other than the Audit Committee and the Compensation and Governance Committee. In addition to the standing committees of the Board, independent committees may be appointed from time to time, when appropriate.

Audit Committee

In accordance with applicable Canadian securities legislation and, in particular, National Instrument 52-110 – Audit Committees (“NI 52-110”), information with respect to the Corporation’s Audit Committee is contained in the Corporation’s annual information form for the year ended December 31, 2024 (the “AIF”), which is available under the Corporation’s profile on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The Audit Committee is currently comprised of Messrs. Netupsky (Chair), McFadden and Raguz, each of whom is considered “independent” and “financially literate” in accordance with NI 52-110 and satisfies the requirements of the NYSE American. A copy of the Audit Committee Charter is attached as Schedule “A” to the AIF and is available on the Corporation’s website at www.isoenergy.ca.

Assessments

At present, the Board does not have a formal process for assessing the effectiveness of the Board, the effectiveness of Board committees and whether individual directors are performing effectively. The Board believes that its current size facilitates informal discussion and evaluation of members’ contributions within that framework and all directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so. Further, the Board is of the view that the Shareholders provide the most effective and objective assessment of the Board's performance.

Term Limits

The Compensation and Governance Committee has determined that the Board is highly effective and well composed and no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

Diversity, Equity and Inclusion

In May 2024, the Board adopted a policy regarding the diversity of the directors and management of the Corporation. The Board recognizes the valuable contributions made to Board deliberations and management by people of different gender, geographical representation, education, experience, ethnicity, age and disability. The Board also acknowledges the benefit of diversity in the Corporation’s leadership positions and the need to maximize the effectiveness of the Board and management in their decision-making abilities. The Board focuses on hiring the best quality individuals for the position, while encouraging and incorporating diversity on the Board and in executive officer positions.

The Compensation and Governance Committee is responsible for reviewing the Diversity Policy annually, updating it as required and reporting to the full Board. The Board has determined after careful consideration that in light of the Corporation’s culture, commitment to diversity and stage of development, that at this time quotas or other formulaic approaches will not necessarily result in the identification or selection of suitable candidates with the required specialized skillsets. Accordingly, the Corporation has not established fixed targets regarding representation on the Board or in senior leadership positions at this time. The Corporation will continue to review, assess, and develop ways to promote diversity, including gender diversity, within the Corporation and industry, ensuring equal opportunity for all to continue to advance and hold leadership roles in the Corporation.

Board Diversity

The Compensation and Governance Committee has the most direct impact on developing diversity among Board members, as a result of its responsibilities for overseeing Board composition and function, and with regard to the recruitment and nomination of new candidates for the Corporation’s Board. Although the Corporation does not have a formal target, the Compensation and Governance Committee does consider the level of representation of women on the Board in identifying and nominating director candidates. The committee reviews and considers the composition and diversity of the Board, including the process for identifying women candidates as potential nominees for Board positions to ensure that women candidates are being fairly considered relative to other candidates. As of the date of this Circular, none of the directors of the Corporation are women.

The Corporation’s philosophy is to recognize the valuable contributions made by people from diverse backgrounds, including but not limited to diversity of gender, ethnicity, experience and skillsets, which the Board determined is best achieved by recruiting the highest caliber individuals to act as directors, while also encouraging diversity on the Board and in executive officer and senior management positions to the extent possible. This has allowed the Corporation to achieve its goal of creating a Board that, as a whole, consists of individuals with varied and relevant career experience, knowledge of the mining industry and financial or other specialized expertise to support and oversee the Corporation’s progress from development stage to production. The Compensation and Governance Committee will continue to monitor developments in this area while reviewing the Corporation’s practices, in light of its business plans, and recommend changes as needed.

Management Diversity

The CEO, together with the Compensation and Governance Committee, manage the succession planning process and make recommendations to the Board for the appointment of the Corporation’s senior management team. As such, the committee and the CEO are in unique positions to directly affect the Corporation’s diversity when nominating, recruiting, hiring and promoting persons to senior management roles.

The Corporation and the Compensation and Governance Committee consider the level of representation of women in executive officer and senior management positions when making internal appointments and in our hiring practices. This involves periodically reviewing the composition and diversity of the senior management team to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available, and in the Corporation’s hiring process, ensuring that candidates of different genders are considered for interviews.

The Corporation recognizes the benefits of diversity and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Corporation is in its best interest and in the interests of stakeholders, as of the date of this Circular, none of the Corporation’s executive officers are women. The Compensation and Governance Committee and the Board encourage the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Corporation; however, the committee and the Board wish to ensure the best candidate for the role is selected, which could be compromised by imposing specified targets.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation, or any of its subsidiaries. No person who is or who was at any time during the most recently completed financial year a director or executive officer of the Corporation, any proposed nominee for election as a director of the Corporation, or any associate of any such director, executive officer, or proposed nominee is or was at any time since the beginning of the most recently completed financial year indebted to the Corporation or any of its subsidiaries. Neither the Corporation nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

Additional Information

Additional information relating to the Corporation is available under the Corporation’s profile on the SEDAR+ website at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Corporation’s website at www.isoenergy.ca.

Financial information relating to the Corporation is provided in the Corporation’s audited financial statements (the “Financial Statements”) and the management’s discussion and analysis (the “MD&A”) for the financial year ended December 31, 2024. Shareholders may download the Financial Statements and the MD&A from SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) or contact the Corporation directly to request copies of the Financial Statements and the MD&A by: (i) mail to 217 Queen Street West, Unit 401, Toronto, Ontario M5V 0R2 or (ii) e-mail to info@isoenergy.ca.

The Board has approved the contents of this Circular and the sending thereof to the Shareholders.

BY ORDER OF THE BOARD

“Philip Williams”
Philip Williams
Chief Executive Officer and Director

Schedule “A”

See attached.

ISOENERGY LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

April 16, 2024
as amended on July 8, 2024

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Section 7.10	Effective Date of the Plan	22

ADDENDUM FOR U.S. PARTICIPANTS		23

Appendix “A” FORM OF OPTION AGREEMENT		A-1

Appendix “B” FORM OF RSU AGREEMENT		B-1

Appendix “C” FORM OF PSU AGREEMENT		C-1

Appendix “D” FORM OF U.S. PARTICIPANT/NON-EMPLOYEE DIRECTOR ELECTION FORM		D-1

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ISOENERGY LTD.
OMNIBUS LONG-TERM INCENTIVE PLAN

IsoEnergy Ltd. hereby establishes this Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees and consultants providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation’s long-term results.

Article 1—DEFINITIONS

Section 1.1            Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time;

“Awards” means Options, RSUs and PSUs granted to a Participant pursuant to the terms of the Plan;

“Award Agreement” means an Option Agreement, RSU Agreement, PSU Agreement, or an Employment Agreement, as the context requires;

“Black-Out Period” means the period of time required by applicable law or as imposed by the Corporation as a result of the bona fide existence of undisclosed material information when, pursuant to any policies or determinations of the Corporation, securities of the Corporation may not be traded by Insiders or other specified persons;

“Board” means the board of directors of the Corporation as constituted from time to time;

“Broker” has the meaning ascribed thereto in Section 7.5(2) hereof;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Saskatoon, Saskatchewan or Toronto, Ontario, Canada for the transaction of banking business;

“Cancellation” has the meaning ascribed thereto in Section 2.5(1) hereof;

“Cash Equivalent” means in the case of Share Units, the amount of money equal to the Market Value multiplied by the number of vested Share Units in the Participant’s Account, net of any applicable taxes in accordance with Section 7.5, on the Share Unit Settlement Date;

“Change of Control” means unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a)	any transaction (other than a transaction described in clause (b) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or

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settlement of options or other securities granted by the Corporation under any of the Corporation’s equity incentive plans; or (B) as a result of the conversion of the multiple voting shares in the capital of the Corporation into Shares;

(b)	there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction, or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;

(c)	the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation’s assets to a person other than a person that was an Affiliate of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than 50% of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition;

(d)	the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement);

(e)	as a result of or in connection with: (i) a contested election of directors; or (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition or other transaction involving the Corporation or any of its Affiliates and another person, entity or group of persons or entities, the nominees put forward by the Corporation and named in the most recent management information circular of the Corporation for election to the Board shall not constitute a majority of the Board (unless in the case of (ii) such election or appointment is approved by a majority vote of the members of the Board prior to the completion of such transaction); or

(f)	the Board adopts a resolution to the effect that a transaction or series of transactions involving the Corporation or any of its Affiliates that has occurred or is imminent is a Change in Control;

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder;

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“Code of Ethics” means any code of ethics adopted by the Corporation, as modified from time to time;

“Consultant” has the meaning ascribed to such term under Section 2.22 of National Instrument 45-106 Prospectus and Registration Exemptions or any successor provisions thereto, provided that in the case of consultants that are within the United States or are U.S. Persons, if such persons are not “accredited investors” (within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act), such persons are natural persons, provide bona fide services to the Corporation and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Corporation’s securities;

“Corporation” means IsoEnergy Ltd., a corporation existing under the Business Corporations Act (Ontario), as amended from time to time;

“Dividend Share Units” has the meaning ascribed thereto in Section 5.2 hereof;

“Eligible Participants” has the meaning ascribed thereto in Section 2.4(1) hereof;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Corporation or an Affiliate and such Participant;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise a particular Award, if applicable;

“Exercise Price” has the meaning ascribed thereto in Section 3.2(1) hereof;

“Expiry Date” has the meaning ascribed thereto in Section 3.4 hereof;

“Insider” has the meaning attributed thereto in the TSX Company Manual in respect of the rules governing security-based compensation arrangements, as amended from time to time;

“Market Value” means at any date when the market value of Shares of the Corporation is to be determined, the closing price of the Shares on the Trading Day prior to the date as of which Market Value is determined on the principal stock exchange on which the Shares are listed, or if the Shares of the Corporation are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith;

“Non-Employee Directors” means members of the Board who, at the time of execution of an Award Agreement, if applicable, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Corporation or a Subsidiary, Consultants or service providers providing ongoing services to the Corporation or its Affiliates;

“Option” means an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, but subject to the provisions hereof;

“Option Agreement” means a written notice from the Corporation to a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Appendix “A”, or such other form, in physical or electronic format (including pursuant to any electronic incentive compensation system maintained by the Corporation

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or a third-party service provider on its behalf), as the Board may approve from time to time;

“Participants” means Eligible Participants that are granted Awards under the Plan;

“Participant’s Account” means an account maintained to reflect each Participant’s participation in RSUs and/or PSUs under the Plan in physical or electronic format (including pursuant to any electronic incentive compensation system maintained by the Corporation or a third-party service provider on its behalf);

“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

“Performance Period” means the period determined by the Board pursuant to Section 4.4 hereof;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Omnibus Long-Term Incentive Plan, as amended and restated from time to time;

“PSU” means a right awarded to a Participant to receive a payment in the form of Shares, Cash Equivalent or a combination thereof as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

“PSU Agreement” means a written notice from the Corporation to a Participant evidencing the grant of PSUs and the terms and conditions thereof, substantially in the form of Appendix “C”, or such other form, in physical or electronic format (including pursuant to any electronic incentive compensation system maintained by the Corporation or a third-party service provider on its behalf), as the Board may approve from time to time;

“Restriction Period” means the period determined by the Board pursuant to Section 4.3 hereof;

“RSU” means a right awarded to a Participant to receive a payment in the form of Shares, Cash Equivalent or a combination thereof as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

“RSU Agreement” means a written notice from the Corporation to a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form of Appendix “B”, or such other form, in physical or electronic format (including pursuant to any electronic incentive compensation system maintained by the Corporation or a third-party service provider on its behalf), as the Board may approve from time to time;

“SEC” means the United States Securities and Exchange Commission;

“Share Compensation Arrangement” means, a “security based compensation arrangement” as defined under Section 613(b) of the TSX Company Manual;

“Shares” means the common shares in the capital of the Corporation;

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“Share Unit” means a RSU or PSU, as the context requires;

“Share Unit Settlement Date” has the meaning determined in Section 4.6(1)(a);

“Share Unit Settlement Notice” means a notice by a Participant to the Corporation electing the desired form of settlement of vested RSUs or PSUs;

“Share Unit Vesting Determination Date” has the meaning described thereto in Section 4.5 hereof;

“Stock Exchange” means the TSX;

“Subsidiary” means a corporation, company, partnership or other body corporate that is controlled, directly or indirectly, by the Corporation;

“Successor Corporation” has the meaning ascribed thereto in Section 6.1(3) hereof;

“Surrender” has the meaning ascribed thereto in Section 3.6(3);

“Surrender Notice” has the meaning ascribed thereto in Section 3.6(3);

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination Date” means the date on which a Participant ceases to be an active employee, director, officer, senior executive, or Consultant of the Corporation or an Affiliate. For clarity, a Participant’s employment or engagement with the Corporation or an Affiliate is considered to have terminated effective on the last day of the Participant’s actual and active employment or engagement with the Corporation or Affiliate, whether or not the termination or engagement is with or without notice, adequate notice or legal notice, provided that if the employment or engagement of the Participant is terminated for cause, such rights shall expire and terminate immediately upon notification being given to the Participant of such termination for cause;

“Trading Day” means any day on which the Stock Exchange is opened for trading;

“TSX” means the Toronto Stock Exchange;

“TSX Company Manual” means the TSX Company Manual as amended from time to time;

“TSXV” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Participant” means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended.

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Article 2—PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1            Purpose of the Plan.

The purpose of this Plan is to advance the interests of the Corporation by: (i) providing Eligible Participants with additional incentives; (ii) encouraging stock ownership by such Eligible Participants; (iii) increasing the proprietary interest of Eligible Participants in the success of the Corporation; (iv) promoting growth and profitability of the Corporation; (v) encouraging Eligible Participants to take into account long-term corporate performance; (vi) rewarding Eligible Participants for sustained contributions to the Corporation and/or significant performance achievements of the Corporation; and (vii) enhancing the Corporation’s ability to attract, retain and motivate Eligible Participants.

Section 2.2            Implementation and Administration of the Plan.

(1)	Subject to Section 2.3, this Plan will be administered by the Board.

(2)	Subject to the terms and conditions set forth in this Plan, the Board is authorized to provide for the granting, exercise and method of exercise of Awards, all at such times and on such terms (which may vary between Awards granted from time to time) as it determines. In addition, the Board has the authority to (i) construe and interpret this Plan and all certificates, agreements or other documents provided or entered into under this Plan; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board will be binding on all Participants and on their legal, personal representatives and beneficiaries.

(3)	No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan, any Award Agreement or other document or any Awards granted pursuant to this Plan.

(4)	The day-to-day administration of the Plan may be delegated to such committee of the Board and/or such officers and employees of the Corporation as the Board determines from time to time.

(5)	Subject to the provisions of this Plan, the Board has the authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of an Award.

Section 2.3            Delegation to Committee.

Despite Section 2.2 or any other provision contained in this Plan, the Board has the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. In such circumstances, all references to the Board in this Plan include reference to such committee and/or member of the Board, as applicable.

Section 2.4            Eligible Participants.

(1)	The Persons who shall be eligible to receive Awards (“Eligible Participants”) shall be the bona fide directors, officers, senior executives, Consultants and other employees of the Corporation or a Subsidiary, providing ongoing services to the Corporation and its Affiliates. For Awards granted to employees or consultants, the Corporation and the Participant shall be responsible for ensuring and confirming that such person is a bona fide employee, Consultant or management company, as the case may be.

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(2)	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship, employment or appointment with the Corporation.

(3)	Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment or appointment by the Corporation.

Section 2.5            Shares Subject to the Plan.

(1)	Subject to adjustment pursuant to provisions of Article 6 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Awards under the Plan and any other Share Compensation Arrangement of the Corporation shall not exceed 10% of the total issued and outstanding Shares from time to time (on a non-diluted basis) or such other number as may be approved by the Stock Exchange and the shareholders of the Corporation from time to time. For the purposes of this Section 2.5(1), in the event that, subject to the prior approval of the Stock Exchange, if applicable, the Corporation cancels or purchases to cancel any of its issued and outstanding Shares (“Cancellation”) and as a result of such Cancellation the Corporation exceeds the limit set out in this Section 2.5(1), no approval of the Corporation’s shareholders will be required for the issuance of Shares on the exercise of any Options which were granted prior to such Cancellation.

(2)	Shares in respect of which an Award is granted under the Plan, but not exercised prior to the termination of such Award or not vested or settled prior to the termination of such Award due to the expiration, termination, cancellation or lapse of such Award, or Shares underlying an Award that have been settled in cash, shall be available for Awards to be granted thereafter pursuant to the provisions of the Plan. All Shares issued pursuant to the exercise or the vesting of the Awards granted under the Plan shall be so issued as fully paid and non-assessable Shares.

Section 2.6            Participation Limits.

Subject to adjustment pursuant to provisions of Article 6 hereof, the aggregate number of Shares (i) issued to Insiders under the Plan or any other proposed or established Share Compensation Arrangement within any one-year period and (ii) issuable to Insiders at any time under the Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed 10% of the total issued and outstanding Shares from time to time, unless disinterested shareholder approval is obtained. For greater certainty, for the purposes of the limitations set forth in this Section 2.6, any Awards granted to an Insider prior to it becoming an Insider shall be considered an Award granted to an Insider irrespective of the fact that such person was not an Insider at the date of grant.

Article 3—OPTIONS

Section 3.1            Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, subject to the provisions hereof.

Section 3.2            Option Awards.

(1)	The Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) determine the number of

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Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Exercise Price”), (iv) determine the relevant vesting provisions (including Performance Criteria, if applicable) and (v) determine the Expiry Date, the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the Stock Exchange.

Section 3.3            Exercise Price.

The Exercise Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

Section 3.4            Expiry Date; Black-out Period.

Subject to Section 6.2, each Option must be exercised no later than 10 years after the date the Option is granted or such shorter period as set out in the Participant’s Option Agreement, at which time such Option will expire (the “Expiry Date”). Notwithstanding any other provision of this Plan, each Option that would expire during a Black-Out Period formally imposed by the Corporation shall expire on the date that is 10 Business Days immediately following the expiration of the Black-Out Period; provided that, in the event that the Participant or the Corporation is subject to a cease trade order (or similar order under Securities Laws) in respect of the Corporation’s securities, such extension will not be permitted.

Section 3.5            Exercise of Options.

(1)	Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(2)	Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board may determine in its sole discretion.

(3)	No fractional Shares will be issued upon the exercise of Options granted under this Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Section 6.1, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 3.6            Method of Exercise and Payment of Purchase Price.

(1)	Subject to the provisions of the Plan and the alternative exercise procedures set out herein, an Option granted under the Plan may be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering an Exercise Notice to the Corporation in the form and manner determined by the Board from time to time, together with cash, a bank draft or certified cheque in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and any applicable tax withholdings.

(2)	Pursuant to the Exercise Notice, the Corporation may allow a Participant to undertake a “cashless exercise” with the assistance of a broker in order to facilitate the exercise of

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such Participant’s Options. The “cashless exercise” procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Exercise Price for all Options being exercised by that Participant under an Exercise Notice and any applicable tax withholdings. Pursuant to the Exercise Notice, the Participant may authorize the broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Corporation to satisfy the Exercise Price and any applicable tax withholdings, promptly following which the Corporation shall issue the Shares underlying the number of Options as provided for in the Exercise Notice.

(3)	In addition, in lieu of exercising any vested Option in the manner described in this Section 3.6(1) or Section 3.6(2), and pursuant to the terms of this Article 3, subject to satisfaction of applicable tax withholding requirements, the Corporation may allow a Participant to choose to undertake a “net exercise” by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender to the Corporate Secretary of the Corporation, substantially in the form of Schedule “B” to the Option Agreement (a “Surrender Notice”), electing to receive that number of Shares calculated using the following formula:

X = (Y * (A-B)) / A

Where:

X = the number of Shares to be issued to the Participant upon exercising such Options; provided that if the foregoing calculation results in a negative number, then no Shares shall be issued

Y = the number of Shares underlying the Options to be Surrendered

A = the Market Value of the Shares as at the date of the Surrender Notice

B = the Exercise Price of such Options

(4)	Upon the exercise of an Option pursuant to this Section 3.6, the Corporation shall, as soon as practicable after such exercise but no later than 10 Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to deliver to the Participant such number of Shares as the Participant shall have then, either: (i) paid for and specified by the Participant in the Exercise Notice, or (ii) elected to receive upon the Surrender and as specified by the Participant in the Surrender Notice.

Article 4—SHARE UNITS

Section 4.1            Nature of Share Units.

A Share Unit is an Award entitling the recipient to acquire Shares, at such purchase price (which shall be zero unless otherwise determined by the Board), subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. Unless otherwise determined by the Board in its discretion, an Award of a Share Unit is considered a bonus for services rendered in the calendar year in which the Award is made.

Section 4.2            Share Unit Awards.

(1)	Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time, in its sole discretion, (i) designate the

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Eligible Participants who may receive RSUs and/or PSUs under the Plan, (ii) fix the number of RSUs and/or PSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs and/or PSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including, in the case of PSUs, the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs and/or PSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement and/or PSU Agreement, as applicable.

(2)	It is intended that the RSUs and PSUs not be treated as a “salary deferral arrangement” as defined in the Tax Act by reason of paragraph (k) thereof.

(3)	Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement and/or PSU Agreement, the Board shall determine whether each RSU and/or PSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares.

(4)	Share Units shall be settled by the Corporation at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the end of the Restriction Period.

(5)	Each Non-Employee Director may elect to receive all or a portion his or her annual retainer fee in the form of a grant of RSUs in each fiscal year. The number of RSUs shall be calculated as the amount of the Non-Employee Director’s annual retainer fee elected to be paid by way of RSUs divided by the Market Value as at the date of grant of such RSUs. At the discretion of the Board, fractional RSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

(6)	Notwithstanding any other provision of this Plan, no Share Unit shall vest before the date that is one year following the applicable date of grant, provided that this limitation shall not apply in the case of the Participant’s death, or in connection with a Change of Control, takeover bid, reverse takeover transaction, or any similar transaction.

Section 4.3            Restriction Period Applicable to Share Units

The applicable restriction period in respect of a particular Share Unit shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three years after the calendar year in which the Award is granted (“Restriction Period”). For example, the Restriction Period for a grant made in June 2024 shall end no later than December 31, 2027. Subject to the Board’s determination, any vested Share Units with respect to a Restriction Period will be paid to Participants in accordance with Article 4, no later than the end of the Restriction Period. Unless otherwise determined by the Board, all unvested Share Units shall be cancelled on the Share Unit Vesting Determination Date (as such term is defined in Section 4.5) and, in any event, no later than the last day of the Restriction Period.

Section 4.4            Performance Criteria and Performance Period Applicable to PSU Awards.

(1)	For each award of PSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the PSUs held by such Participant (the “Performance Period”), provided that such Performance Period may not expire later

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than December 15 of the calendar year which is three years after the calendar year in which the Award is granted.

(2)	For each award of PSUs, the Board shall establish any Performance Criteria and other vesting conditions in order for a Participant to be entitled to receive Shares in exchange for his or her PSUs.

Section 4.5            Share Unit Vesting Determination Date.

Subject to Section 4.2(6), the vesting determination date means the date on which the Board (or such committee of the Board or senior officer(s) to which the Board has delegated authority to make such determination) determines if the Performance Criteria and/or other vesting conditions with respect to a RSU and/or PSU have been met (the “Share Unit Vesting Determination Date”), and as a result, establishes the number of RSUs and/or PSUs that become vested, if any. For greater certainty, the Share Unit Vesting Determination Date in respect of Share Units must fall after the end of the Performance Period, if applicable, but no later than the last day of the Restriction Period.

Section 4.6            Settlement of Share Unit Awards.

(1)	Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a RSU Agreement and/or PSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of a Share Unit are satisfied:

(a)	all of the vested Share Units covered by a particular grant may, subject to Section 4.6(4), be settled at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the Restriction Period (the “Share Unit Settlement Date”);

(b)	unless settlement in full or in part in cash is authorized by the Board, settlement shall take the form of Shares issued from treasury;

(c)	a Participant is entitled to deliver to the Corporation, on or before the Share Unit Settlement Date, a Share Unit Settlement Notice in respect of any or all vested Share Units held by such Participant;

(d)	settlement shall be subject to the Participant delivering to the Corporation payment for applicable withholding taxes or otherwise making arrangements as contemplated in Section 7.5.

(2)	Subject to Section 4.6(4), settlement of Share Units shall take place promptly following the Share Unit Settlement Date in the form of Shares, or if authorized by the Board, take the form set out in the Share Unit Settlement Notice through:

(a)	in the case of settlement of Share Units for their Cash Equivalent, delivery of a bank draft, certified cheque, direct deposit or other acceptable form of payment to the Participant representing the Cash Equivalent;

(b)	in the case of settlement of Share Units for Shares, delivery of Shares to the Participant; or

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(c)	in the case of settlement of the Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3)	If a Share Unit Settlement Notice is not received by the Corporation on or before the Share Unit Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 4.7(2).

(4)	Notwithstanding any other provision of this Plan, in the event that a Share Unit Settlement Date falls during a Black-Out Period formally imposed by the Corporation and the Participant has not delivered a Share Unit Settlement Notice, then such Share Unit Settlement Date shall be automatically extended to the 10th Business Day following the date that such Black-Out Period is terminated. Where a Share Unit Settlement Date falls immediately after a Black-Out Period formally imposed by the Corporation, and for greater certainty, not later than 10 Business Days after such Black-Out Period, then the Share Unit Settlement Date will be automatically extended by such number of days equal to 10 Business Days less the number of Business Days that a Share Unit Settlement Date is after such Black-Out Period; provided that, in the event that the Participant or the Corporation is subject to a cease trade order (or similar order under Securities Laws) in respect of the Corporation’s securities, such extension will not be permitted.

(5)	Notwithstanding any other provision of this Plan, if the Performance Criteria for any award of PSUs is structured such that it might result in an increase in the number of Shares underlying a Share Unit (a “Payout Multiplier”), and, if as a result of such Payout Multiplier, the Corporation does not have a sufficient number of Shares available to be issued under this Plan to settle such Share Units, the Participant shall be required to have such Share Units settled for their Cash Equivalent in accordance with this Section 4.6.

Section 4.7            Determination of Amounts.

(1)	Cash Equivalent of Share Units. For purposes of determining the Cash Equivalent of Share Units to be made pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and shall equal the Market Value on the Share Unit Settlement Date multiplied by the number of vested Share Units in the Participant’s Account which the Participant desires to settle in cash pursuant to the Share Unit Settlement Notice or Section 4.6(5).

(2)	Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of Share Units pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and be the whole number of Shares equal to the whole number of vested Share Units then recorded in the Participant’s Account which the Participant desires to settle pursuant to the Share Unit Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan in respect of such Share Units settled for Shares shall be satisfied in full by such issuance of Shares.

Section 4.8            Share Unit Award Agreements

Any Award of Share Units shall be evidenced by an Award Agreement in such form not inconsistent with the Plan as the Board may from time to time determine. The Award Agreement may contain any such terms that the Corporation considers necessary in order to ensure that the Share Unit will comply with any provisions of the Tax Act or any other laws in force in any country

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or jurisdiction of which the Participant may from time to time be resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

Article 5—GENERAL CONDITIONS

Section 5.1            General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)	Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(2)	Rights as a Shareholder - Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person’s name on the share register for the Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person’s name on the share register for the Shares.

(3)	Conformity to Plan – In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(4)	Non-Transferability – Except as set forth herein, Awards are not transferable or assignable. Following the Participant’s death, Awards may be exercised only by the legal representative of the Participant’s estate, provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award and provided further that such legal representative shall only be entitled to exercise such Awards for a period of 180 days following the Participant’s death. A person exercising an Award may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative (provided however, for greater clarity, that such Shares may be registered in the name of the brokerage account of such person or estate, as applicable).

Section 5.2            Dividend Share Units.

(1)	When dividends (other than stock dividends) are paid on Shares, Participants shall receive additional RSUs and/or PSUs, as applicable (“Dividend Share Units”) as of the dividend payment date. The number of Dividend Share Units to be granted to the Participant shall be determined by multiplying the aggregate number of RSUs and/or PSUs, as applicable, held by the Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Share, and dividing the result by the Market Value on the dividend payment date, which Dividend Share Units shall be in the form of RSUs and/or PSUs, as applicable. Dividend Share Units granted to a Participant in accordance with this Section 5.2 shall be subject to the same vesting conditions applicable to the related RSUs and/or PSUs. For greater certainty, any Dividend Share Units shall be counted towards the total

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number of Shares reserved and available for grant and issuance pursuant to Awards under the Plan in accordance with Section 2.5(1).

(2)	In the event that the Corporation does not have sufficient room under the Plan to satisfy its obligation to issue Dividend Share Units to Participants, the Corporation shall, in lieu of issuing such Participants the Dividend Share Units to which they would have otherwise been entitled, pay such Participants, for each Share Unit held, the amount of the dividend in cash, on the same basis had such Participant settled such Share Units for Shares immediately prior to the declaration of the dividend and become a shareholder of the Corporation.

Section 5.3            Termination of Employment.

(1)	Subject to a written Employment Agreement of a Participant and as otherwise determined by the Board, each Share Unit and Option shall be subject to the following conditions:

(a)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for “cause”, all unexercised vested or unvested Share Units and Options granted to such Participant shall terminate on the Termination Date. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation’s Code of Ethics and any reason determined by the Corporation to be cause for termination.

(b)	Retirement. In the case of a Participant’s retirement (in accordance with any retirement policy implemented by the Company from time to time), any unvested Share Units and/or Options held by the Participant as at the Termination Date will continue to vest in accordance with their vesting schedules, and all vested Share Units and Options held by the Participant at or following the Termination Date may be exercised until the earlier of the expiry date of such Share Units and Options or one year following the Termination Date, provided that if the Participant is determined to have breached any post-employment restrictive covenants in favour of the Corporation, then any Share Units and/or Options held by the Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Corporation any “in-the-money” amounts realized upon exercise of Share Units and/or Options following the Termination Date.

(c)	Resignation. In the case of a Participant ceasing to be an Eligible Participant due to such Participant’s resignation, subject to any later expiration dates determined by the Board, all Share Units and Options shall expire on the earlier of 90 days after the Termination Date, or the expiry date of such Share Unit or Option, to the extent such Share Unit or Option was vested and exercisable by the Participant on the Termination Date and all unexercised unvested Share Units and/or Options granted to such Participant shall terminate on the Termination Date.

(d)	Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for “cause”, retirement, resignation, death or in connection with a Change of Control (as set out in Section 5.3(1)(f))) unvested Share Units and/or Options may be vested by the Corporation on the Termination Date subject to pro ration over the applicable vesting or performance period (based on the number of months that have been completed from the date of grant of such Share Units and/or Options to the Termination Date divided by the number of

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months of the full applicable vesting or performance period in respect of such Share Units and/or Options) and all Share Units and/or Options (vested or unvested) shall expire on the earlier of 90 days after the Termination Date, or the expiry date of such Share Units and Options. For greater certainty, the pro ration calculation referred to above shall be net of previously vested Share Units and/or Options, which shall remain fully vested and expire on the earlier of 90 days after the Termination Date, or the expiry date of such Share Units and Options.

(e)	Death. If a Participant dies while in his or her capacity as an Eligible Participant, all unvested Share Units and Options will immediately vest and all Share Units and Options will expire 180 days after the death of such Participant.

(f)	Change of Control. If a participant is terminated without “cause” or resigns for good reason (as defined in a Participant’s Employment Agreement, if applicable) during the 12 month period following a Change of Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Share Units and/or Options will immediately vest and may be exercised prior to the expiry date of such Options.

(2)	The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any awards which would have settled or vested or accrued to the Participant after the Termination Date or if working notice of termination had been given.

Section 5.4            Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

Article 6—ADJUSTMENTS AND AMENDMENTS

Section 6.1            Adjustment to Shares Subject to Outstanding Awards.

(1)	In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(2)	In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consolidation if

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on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(3)	If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 6.1(1) or Section 6.1(2) hereof or, subject to the provisions of Section 6.2(3) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”), the Participant shall be entitled to receive upon the subsequent exercise or vesting of an Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 6.2(3) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

(4)	If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants’ economic rights in respect of their Awards in connection with such distribution, transaction or change.

(5)	All adjustments contemplated pursuant to this Section 6.1, (other than adjustments in the event of any consolidation of Shares into a lesser number of Shares, or a stock split into a greater number of Shares), are subject to the approval of the Stock Exchange, as applicable.

Section 6.2            Amendment or Discontinuance of the Plan.

(1)	The Board may amend the Plan or any Award in its absolute discretion and without approval of the shareholders at any time without the consent of the Participants provided that such amendment shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 6 hereof;

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(b)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and

(c)	be subject to shareholder approval, where required by law, the requirements of the Stock Exchange or the provisions of the Plan, provided for greater clarity that shareholder approval shall not be required for the following amendments and the Board may make any such amendments:

(i)	amendments of a general “housekeeping” or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

(ii)	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award;

(iii)	any amendment regarding the effect of termination of a Participant’s employment or engagement;

(iv)	any amendment to add or amend provisions relating to the granting of cash-settled awards, provision of financial assistance or claw backs and any amendment to a cash-settled award, financial assistance or claw back provisions which are adopted;

(v)	any amendment regarding the administration of this Plan;

(vi)	any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, this Plan or the shareholders of the Corporation (provided, however, that any Stock Exchange shall have the overriding right in such circumstances to require shareholder approval of any such amendments);

(vii)	following the Corporation ceasing to be listed on the TSXV, such amendments as the Board deems necessary or advisable to remove limitations and/or restrictions that are specific requirements under the policies and other requirements of the TSXV and make such other amendments that are incidental to the Corporation being no longer a TSXV listed company; and

(viii)	any other amendment that does not require the shareholder approval under Section 6.2(2).

(2)	Notwithstanding Section 6.2(1)(c), the Board shall be required to obtain shareholder approval to make the following amendments:

(a)	any amendment to the category of persons eligible to participate under this Plan;

(b)	any increase to the maximum number or percentage, as the case may be, of Shares issuable from treasury under the Plan, except such increase by operation of Section 2.5 and in the event of an adjustment pursuant to Article 6;

(c)	any amendment which reduces the exercise price of any Award, except in the case of an adjustment pursuant to Article 6;

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(d)	any amendment that would permit the introduction or reintroduction of Non-Employee Directors as Eligible Participants on a discretionary basis or any amendment that increases the limits (if any) previously imposed on Non-Employee Director participation;

(e)	any amendment to remove or to exceed the limits set out in Section 2.5 or Section 2.6 with respect to the amount of Options and/or Share Units that may be granted or issued to any one person or category of Eligible Participant under this Plan;

(f)	any amendment to the amendment provisions of the Plan.

(g)	any amendment which extends the term of any Option held by an Insider of the Corporation beyond the original expiry;

(h)	any amendment to the method for determining the Exercise Price of any Options;

(i)	any amendment to the maximum term of any Award;

(j)	any amendment which extends the expiry beyond the original expiry of any Awards; and

(k)	any amendment to the method or formula for calculating prices, values or amounts under this Plan that may result in a benefit to a Participant.

(3)	The Board may, subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant’s employment shall not apply for any reason acceptable to the Board.

Section 6.3            Change of Control.

(1)	Notwithstanding any other provision of this Plan, in the event of a Change of Control, the surviving, successor or acquiring entity shall assume any Awards or shall substitute similar options or share units for the outstanding Awards, as applicable. If the surviving, successor or acquiring entity does not assume the outstanding Awards or substitute similar options or share units for the outstanding Awards, as applicable, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Change of Control and all Options, RSUs (and related Dividend Share Units) and a specified number of PSUs (and related Dividend Share Units) shall be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of the Plan, shall expire or, with respect to RSUs and PSUs be settled, immediately prior to the termination of the Plan. The number of PSUs which are deemed to be vested shall be determined by the Board, in its sole discretion, having regard to the level of achievement of the Performance Criteria prior to the Change of Control.

(2)	In the event of a Change of Control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Participants; (ii) otherwise modify the terms of the Awards to assist the Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such Change of Control. If the Change of Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to this Section 6.3 shall be returned by the Corporation to the

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Participant and, if exercised or settled, as applicable, the Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Shares and the original terms applicable to such Awards shall be reinstated.

Article 7—MISCELLANEOUS

Section 7.1            Currency.

Unless otherwise specifically provided, all references to dollars in this Plan are references to Canadian dollars.

Section 7.2            Compliance and Award Restrictions.

(1)	The Corporation’s obligation to issue and deliver Shares under any Award is subject to: (i) the completion of such registration or other qualification of such Shares or obtaining approval of such regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Shares to listing on any stock exchange on which such Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Corporation shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which such Shares are then listed.

(2)	The Participant agrees to fully cooperate with the Corporation in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by the Corporation with such laws, rules and requirements, including all tax withholding and remittance obligations.

(3)	No Awards will be granted where such grant is restricted pursuant to the terms of any trading policies or other restrictions imposed by the Corporation.

(4)	The Corporation is not obliged by any provision of this Plan or the grant of any Award under this Plan to issue or sell Shares if, in the opinion of the Board, such action would constitute a violation by the Corporation or a Participant of any laws, rules and regulations or any condition of such approvals.

(5)	If Shares cannot be issued to a Participant upon the exercise or settlement of an Award due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares will terminate and, if applicable, any funds paid to the Corporation in connection with the exercise of any Options will be returned to the applicable Participant as soon as practicable.

Section 7.3            United States Securities Law Matters.

No Awards shall be made in the United States and no Shares shall be issued upon exercise of, or pursuant to, any such Awards in the United States unless such securities are registered under the U.S. Securities Act or any applicable U.S. state securities laws, or an exemption from such registration is available. Any Awards issued in the United States, and any Shares issued upon

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exercise thereof or pursuant thereto that have not been registered with the SEC on Form S-8 or another available SEC form for the registration of securities, will be “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any certificate or instrument representing such securities shall bear a legend restricting transfer under applicable United States federal and state securities laws in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY [AND THE SECURITIES ISSUABLE UPON EXERCISE/CONVERSION HEREOF OR PURSUANT HERETO] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT)”, OR ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE U.S. STATE SECURITIES LAWS, AND, IN THE CASE OF TRANSFERS UNDER EITHER CLAUSE (C) OR (D), THE HOLDER HAS FURNISHED TO THE CORPORATION AND ITS TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION TO THE EFFECT THAT SUCH EXEMPTION(S) ARE AVAILABLE. THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.”

The Board may require that a Participant provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable securities laws, including without limitation, the registration requirements of the U.S. Securities Act and applicable state securities laws or exemptions or exclusions therefrom.

Section 7.4            Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 7.5            Tax Withholding.

(1)	Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied, at the election of the Corporation, by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation’s transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 7.4 hereof, on behalf of and

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as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities (and any remainder will be paid to the Participant), (b) having the Participant pay to the Corporation the cash amount necessary to cover such tax withholding obligation, or (c) any other mechanism as may be required or appropriate to conform with local tax and other rules.

(2)	The sale of Shares by the Corporation, or by a broker engaged by the Corporation (the “Broker”), under Section 7.5(1) or under any other provision of the Plan will be made on the Stock Exchange. The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares on his behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(3)	The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

Section 7.6            Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 7.7            Claw Back

Awards granted under the Plan shall be subject to the Corporation’s claw back policy as it may exist from time to time, unless otherwise determined by the Board.

Section 7.8            Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 7.9            Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

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Section 7.10          Effective Date of the Plan.

The Plan was approved by the Board and shall take effect as of April 16, 2024.

The Plan was amended by the Board effective as of July 8, 2024.

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ADDENDUM FOR U.S. PARTICIPANTS

ISOENERGY LTD.
OMNIBUS LONG-TERM INCENTIVE PLAN

The provisions of this Addendum apply to Awards held by a U.S. Participant. All capitalized terms used in this Addendum but not defined in Section 1 below have the meanings attributed to them in the Plan. The Section references set forth below match the Section references in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below.

1.	Definitions

“Change of Control” has the meaning attributed under Section 1.1 of the Plan; provided, however, with respect to a U.S. Participant, for any Award that is subject to Code Section 409A, a Change of Control shall not occur unless such transaction constitutes a change in the ownership of the Corporation, a change in the effective control of the Corporation, and/or a change in the ownership of a substantial portion of the Corporation’s assets under Code Section 409A.

“good reason” has the meaning attributed under Section 5.3(1)(f) of the Plan, provided however that the Participant has provided the Corporation (or applicable Subsidiary) with written notice of the acts or omissions constituting grounds for “good reason” within 90 days of such act or omission and the Corporation (or applicable Subsidiary) shall have failed to rectify, as determined by the Board acting reasonably, any such acts or omissions within 30 days of the Corporation’s (or applicable Subsidiary’s) receipt of such notice.

“retirement” means, with respect to a U.S. Participant, a Separation from Service, other than due to death or by action of the Corporation for cause (including if the Corporation determines after the date of the Separation from Service that it could have terminated the U.S. Participant for cause), after the U.S. Participant has attained either age 65 OR age 55 with at least 10 years of service with the Corporation.

“Separation from Service” means, with respect to a U.S. Participant, any event that constitutes a “separation from service” as defined under Code Section 409A.

“Specified Employee” means a “specified employee” as defined under Code Section 409A.

2.	Exercise Price of Options

Notwithstanding anything to the contrary in Section 3.3 of the Plan, for U.S. Participants, the Exercise Price of each Option to acquire Shares shall be not less than 100% of the Market Value of the Shares subject to such Option on the date of grant; provided, that such Market Value is determined consistent with Code Section 409A, including Treasury Regulations Section 1.409A-1(b)(5)(iv). Notwithstanding the foregoing, an Option may be granted to a U.S. Participant with an Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying Section 6.4 of the Plan and the provisions of Code Section 409A.

3.	Expiry Date of Options

Notwithstanding anything to the contrary in Section 3.4 of the Plan or otherwise, in no event, including as a result of any Black-Out Period or any termination of employment, shall the expiration of any Option issued to a U.S. Participant be extended beyond the original Expiry Date

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if such Option has an Exercise Price that is less than the Market Value on the date of the proposed extension.

4.	Non-Employee Directors

A Non-Employee Director who is also a U.S. Participant and wishes to have all or any part of his or her annual retainer fees paid in the form of RSUs shall irrevocably elect such payment form by December 31 of the year prior to the calendar year during which the annual retainer fees are to be earned. Any election made under this Section 3 shall be irrevocable during the calendar year to which it applies, and shall apply to annual retainers earned in future calendar years unless and until the U.S. Participant makes a later election in accordance with the terms of this Section 4 of the Addendum. With respect to the calendar year in which a U.S. Participant becomes a Non- Employee Director, so long as such individual has never previously been eligible to participate in any deferred compensation plan sponsored by the Corporation, such individual may make the election described in this Section 4 of the Addendum within the first 30 days of becoming eligible to participate in the Plan, but solely with respect to the portion of the annual retainer not earned before the date such election is made, all in accordance with Code Section 409A. Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, any RSUs issued to a U.S. Participant that is a Non- Employee Director in lieu of retainer fees shall be settled on earlier of (i) the U.S. Participant’s Separation from Service, or (ii) a Change of Control provided that such change of control event constitutes a “change in control” within the meaning of Section 409A.

5.	Settlement of Share Unit Awards.

(a)	Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein (including Section 4 of this Addendum as applicable to Non-Employee Directors), and unless otherwise provided in the applicable Award Agreement), all of the vested Share Units subject to any RSU or PSU shall be settled as soon as administratively practicable after the applicable Share Unit Vesting Determination Date and in no event later than March 15 of the calendar year following the calendar year in which (i) the relevant vesting date occurs for an RSU or (ii) the relevant Performance Period ends for a PSU.

(b)	Notwithstanding the foregoing but subject to the provisions of the applicable Award Agreement, for a U.S. Participant who is eligible for retirement at any time during the vesting period of an award of Share Units, payments shall be made following Separation from Service in accordance with Section 5.3(1)(b) of the Plan based on the original vesting schedule and subject to compliance with applicable restrictive covenants, but in no event will payment be made later than the later of (i) the end of the calendar year in which the applicable vest date occurs, or (ii) the 15th day of the third calendar month following the calendar month in which the vesting date occurs.

(c)	The Board may permit or require the deferral of any payment of vested Share Units for a U.S. Participant into a deferred compensation arrangement, subject to such rules and procedures as it may establish and in accordance with Code Section 409A, which may include provisions for the payment or crediting of interest or dividend equivalents, including converting such credits into deferred Share Units.

(d)	For the avoidance of doubt, Section 4.6(4) of the Plan shall not apply to any Award issued to a U.S. Participant.

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6.	Dividend Share Units

For purposes of clarity, any Dividend Share Units issued to any U.S. Participant shall be settled at the same time as the underlying RSUs or PSUs for which they were awarded.

7.	Treatment of Options Upon Death

For the avoidance of doubt, in the event that a U.S. Participant dies, his or her vested Options shall expire on the earlier of the original expiry date or 180 days after the death of such Participant.

8.	Specified Employee

Notwithstanding anything to the contrary in the Plan or any Award Agreement, to the extent required to avoid accelerated taxation and additional taxes and penalties under Code Section 409A amounts that would otherwise be payable pursuant to the Plan to a U.S. Participant who is a Specified Employee due to the Specified Employee’s Separation from Service shall instead be paid on the first payroll date after the six-month period following the Separation from Service (or the Specified Employee’s death, if earlier).

9.	Adjustments.

Notwithstanding anything to the contrary in Article 6 of the Plan, any adjustment to an Option held by any U.S. Participant shall be made in compliance with the Code which for the avoidance of doubt may include an adjustment to the number of Shares subject thereto, in addition to an adjustment to the Exercise Price thereof, and the Board shall ensure that any such adjustment will not constitute a modification of such Option within the meaning of Code Section 409A.

10.	General

Notwithstanding any provision of the Plan to the contrary, all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to the Corporation or contravening Code Section 409A. However, the Corporation shall have no obligation to modify the Plan or any Share Unit and does not guarantee that Share Units will not be subject to taxes, interest and penalties under Code Section 409A. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Code Section 409A), and neither the Corporation nor any Subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

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Appendix “A”
FORM OF OPTION AGREEMENT

[Please note that the following restrictive legend should be included on Options issued in the United States when the underlying securities are not registered under the United States Securities Act of 1933, as amended:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT)”, OR ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE U.S. STATE SECURITIES LAWS, AND, IN THE CASE OF TRANSFERS UNDER EITHER CLAUSE (C) OR (D), THE HOLDER HAS FURNISHED TO THE CORPORATION AND ITS TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION TO THE EFFECT THAT SUCH EXEMPTION(S) ARE AVAILABLE. THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.]

ISOENERGY LTD.
OPTION AGREEMENT

This Stock Option Agreement (the “Option Agreement”) is granted by IsoEnergy Ltd. (the “Corporation”), in favour of the optionee named below (the “Optionee”) pursuant to and on the terms and subject to the conditions of the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this Option Agreement shall have the meanings set forth in the Plan.

The terms of the option (the “Option”), in addition to those terms set forth in the Plan, are as follows:

1.	Optionee. The Optionee is [●] and the address of the Optionee is currently [●].

2.	Number of Shares. The Optionee may purchase up to [●] Shares of the Corporation (the “Option Shares”) pursuant to this Option, as and to the extent that the Option vests and becomes exercisable as set forth in Section 6 of this Option Agreement.

3.	Exercise Price. The exercise price is Cdn $ [●] per Option Share (the “Exercise Price”).

4.	Date Option Granted. The Option was granted on [●].

5.	U.S. Securities Law. The Optionee understands and agrees that unless the Options have been registered with the United States Securities and Exchange Commission the Optionee must (i) complete, execute and deliver to the Corporation Schedule “C”; (ii)

comply with all applicable blue-sky laws in the Optionee’s State of residence; or (iii) provide a legal opinion or other evidence reasonably satisfactory to the Corporation that the issuance of the Options do not require registration under the U.S. Securities Act or applicable state securities laws.

6.	Expiry Date. The Option terminates on [●]. (the “Expiry Date”).

7.	Vesting. The Option to purchase Option Shares shall vest and become exercisable as follows: [●]

8.	Exercise of Options. In order to exercise the Option, the Optionee shall notify the Corporation in the form annexed hereto as Schedule “A”, whereupon the Corporation shall use reasonable efforts to cause the Optionee to receive a certificate representing the relevant number of fully paid and non-assessable Shares in the Corporation.

9.	Transfer of Option. The Option is not transferable or assignable except in accordance with the Plan.

10.	Inconsistency. This Option Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this Option Agreement and the Plan, the terms of the Plan shall govern.

11.	Severability. Wherever possible, each provision of this Option Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Option Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Option Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

12.	Entire Agreement. This Option Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

13.	Successors and Assigns. This Option Agreement shall bind and enure to the benefit of the Optionee and the Corporation and their respective successors and permitted assigns.

14.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

15.	Governing Law. This Agreement and the Option shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

16.	Counterparts. This Option Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this Agreement, the Optionee acknowledges that the Optionee has been provided a copy of and has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement. Without limitation to the foregoing, the Optionee specifically acknowledges that it has reviewed and understands, and agrees to, the termination provisions set forth in Section 5.3 of the Plan.

IN WITNESS WHEREOF the parties hereof have executed this Option Agreement as of the _____ day of ___________________, 20___.

ISOENERGY LTD.

By:
Name:
Title:

Witness	[Insert Participant’s Name]

SCHEDULE “A”
ELECTION TO EXERCISE STOCK OPTIONS

TO: ISOENERGY LTD. (the “Corporation”)

The undersigned Optionee hereby elects to exercise Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated _______________, 20_____ under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”), for the number of Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:

Exercise Price (per Share):	Cdn.$

Aggregate Purchase Price:	Cdn.$

Amount enclosed that is payable on account of any source deductions relating to this Option exercise (contact the Corporation for details of such amount):	Cdn.$

☐ Or check here if alternative arrangements have been made with the Corporation;

and hereby tenders a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate purchase price, and, if applicable, all source deductions, and directs such Shares to be registered in the name of _______________________.

[Please note that the following should be included for an Option exercise in the United States when the Options and underlying securities are not registered under the United States Securities Act of 1933, as amended:

In connection with this exercise, the undersigned Optionee must mark one of Box A, Box B, Box C or Box D:

Box A	The undersigned hereby certifies that (i) it did not acquire the Options in the United States (as that term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or at a time when the undersigned was a “U.S. Person” (as that term is defined in the U.S. Securities Act) or acting for the account or benefit of a U.S. Person or a person in the United States, (ii) it is not in the United States or a U.S. Person, (iii) the Option is not being exercised for the account or benefit of a U.S. Person or a person in the United States, and (iv) this Election to Exercise Stock Options was not executed or delivered in the United States.

Box B	The undersigned represents, warrants and certifies that it (a) acquired the Options directly from the Corporation pursuant to the terms of the Plan; (b) is exercising the Options solely for its own account; and (c) is an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act, on the date of exercise of the Options pursuant to this Election To Exercise Stock Options.

Box C	An exemption from registration under the U.S. Securities Act and all applicable state securities law is available for the issuance of common shares underlying the Options, and attached hereto is an opinion of counsel or other evidence to such effect, it being understood that any opinion of counsel or other evidence tendered in connection with the exercise of the Options must be in form and substance satisfactory to the Corporation.

Box D	The exercise is pursuant to the “cashless exercise” provision and procedure set forth in the Plan.

Note: Certificates representing Shares will not be registered or delivered to an address in the United States unless Box B, Box C or Box D is marked. If Box B or Box C is marked and, subject to the requirements under securities laws in the United States if Box D is marked, the certificates representing the Shares will include the legend set forth in Section 7.3 of the Plan.

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ______ day of ___________________, ______.

Signature of Participant

Name of Participant (Please Print)

SCHEDULE “B”
SURRENDER NOTICE

TO:	ISOENERGY LTD. (the “Corporation”)

The undersigned Optionee hereby elects to surrender _________________ Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated ________________, 20___ under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”) in exchange for Shares as calculated in accordance with Section 3.6(3) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Please issue a certificate or certificates representing the Shares in the name of
_______________________________________________________________________________________________________________________.

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to surrender my Options is irrevocable.

The Optionee represents, warrants and certifies as follows (only one of the following must be checked):

A.            Outside the United States. The undersigned holder (a) at the time of exercise of the Options is not in the United States of America, its territories or possessions, any state of the United States or the District of Columbia (collectively, the “United States”), (b) is not exercising such Options on behalf of a person in the United States, and (c) did not execute or deliver this Stock Option Exercise Form in the United States; or

B.             Inside the United States. The undersigned (a) at the time of exercise of these Options is in the “United States,” (b) is exercising such Options on behalf of a person in the United States, or (c) did execute or deliver this Stock Option Exercise Form in the United States.

The Optionee understands that unless Box A above is checked and the Shares are registered under applicable United States federal and state securities laws, any certificate representing the Shares may bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

DATED this ______ day of ___________________, ______.

Signature of Participant

Name of Participant (Please Print)

SCHEDULE “C”
U.S. Accredited Investor Certificate

TO:	ISOENERGY LTD. (the “Corporation”)

In connection with the Issuance of the Options pursuant to an Award Agreement dated ________________, 20___ under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”), the undersigned, as an integral part of inducing the Corporation to issue the Options, hereby represents and warrants to the Corporation that the undersigned satisfies one or more of the following categories of an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

_______	Category 1.	A director or executive officer of the Corporation (for purposes of this Schedule “C”, “executive officer” means the president; any vice president in charge of a principal business unit, division or function, such as sales, administration or finance; or any other person or persons who perform(s) similar policymaking functions for the Corporation); or

_______	Category 2.	A natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, at the time of purchase exceeds U.S.$1,000,000; provided, however, that (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability; or

(Note: For the purposes of calculating “joint net worth”, joint net worth can be the aggregate net worth of the investor and spouse or spousal equivalent, and assets need not be held jointly to be included in the calculation. Reliance on the joint net worth standard does not require that the securities be purchased jointly.)

(Note: The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

_______	Category 3.	A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

(Note: The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

_______	Category 4.	A natural person that holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private

Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65); or

_______	Category 5.	An investment adviser registered pursuant to section 203 of the United States Investment Advisers Act of 1940, as amended, or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the U.S. Securities and Exchange Commission (“SEC”) under section 203(l) or (m) of the United States Investment Advisers Act of 1940, as amended; or

_______	Category 6.	A “family office,” as defined in Rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940, as amended (17 CFR 275.202(a)(11)(G)-1): (i) with assets under management in excess of U.S.$5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

_______	Category 7.	A “family client,” as defined in Rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940, as amended (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in Category 12 above and whose prospective investment in the issuer is directed by such family office pursuant to (iii) of Category 12 above.

Date	Optionee’s Signature

Optionee’s Name (Please Print)

Appendix “B”
FORM OF RSU AGREEMENT

[Please note that the following restrictive legend should be included on RSUs and any underlying Shares issued in the United States when the underlying securities are not registered under the United States Securities Act of 1933, as amended:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT)”, OR ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE U.S. STATE SECURITIES LAWS, AND, IN THE CASE OF TRANSFERS UNDER EITHER CLAUSE (C) OR (D), THE HOLDER HAS FURNISHED TO THE CORPORATION AND ITS TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION TO THE EFFECT THAT SUCH EXEMPTION(S) ARE AVAILABLE. THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.]

ISOENERGY LTD.
RESTRICTED SHARE UNIT AGREEMENT

This restricted share unit agreement (“RSU Agreement”) is granted by IsoEnergy Ltd. (the “Corporation”) in favour of the Participant named below (the “Recipient”) of the restricted share units (“RSUs”) pursuant to the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this RSU Agreement shall have the meanings set forth in the Plan.

The terms of the RSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of RSUs. The Recipient is hereby granted [●] RSUs.

3.	U.S. Securities Law. The Recipient understands and agrees that unless the RSUs have been registered with the United States Securities and Exchange Commission the Recipient must (i) complete, execute and deliver to the Corporation Schedule “A”; (ii) comply with all applicable blue-sky laws in the Recipient’s State of residence; or (iii) provide a legal opinion or other evidence reasonably satisfactory to the Corporation that the issuance of the RSUs do not require registration under the U.S. Securities Act or applicable state securities laws.

4.	Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the RSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

5.	Vesting. The RSUs will vest as follows: [●].

6.	Transfer of RSUs. The RSUs granted hereunder are non-transferable or assignable except in accordance with the Plan.

7.	Inconsistency. This RSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this RSU Agreement and the Plan, the terms of the Plan shall govern.

8.	Severability. Wherever possible, each provision of this RSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this RSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this RSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

9.	Entire Agreement. This RSU Agreement and the Plan embody the entire agreement

10.	Successors and Assigns. This RSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

11.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

12.	Governing Law. This RSU Agreement and the RSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

13.	Counterparts. This RSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this RSU Agreement, the Recipient acknowledges that he or she has been provided with, has read and understands the Plan and this RSU Agreement. Without limitation to the foregoing, the Recipient specifically acknowledges that it has reviewed and understands, and agrees to, the termination provisions set forth in Section 5.3 of the Plan.

IN WITNESS WHEREOF the parties hereof have executed this RSU Agreement as of the _____ day of ___________________, 20___.

ISOENERGY LTD.

By:
Name:
Title:

Witness	[Insert Participant’s Name]

SCHEDULE “A”
U.S. Accredited Investor Certificate

TO:	ISOENERGY LTD. (the “Corporation”)

In connection with the Issuance of the RSUs pursuant to an Award Agreement dated ________________, 20___ under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”), the undersigned, as an integral part of inducing the Corporation to issue the RSUs, the undersigned hereby represents and warrants to the Corporation that the undersigned satisfies one or more of the following categories of an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

_______	Category 1.	A director or executive officer of the Corporation (for purposes of this Schedule “A”, “executive officer” means the president; any vice president in charge of a principal business unit, division or function, such as sales, administration or finance; or any other person or persons who perform(s) similar policymaking functions for the Corporation); or

_______	Category 2.	A natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, at the time of purchase exceeds U.S.$1,000,000; provided, however, that (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability; or

(Note: For the purposes of calculating “joint net worth”, joint net worth can be the aggregate net worth of the investor and spouse or spousal equivalent, and assets need not be held jointly to be included in the calculation. Reliance on the joint net worth standard does not require that the securities be purchased jointly.)

(Note: The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

_______	Category 3.	A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

(Note: The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

_______	Category 4.	A natural person that holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65); or

_______	Category 5.	An investment adviser registered pursuant to section 203 of the United States Investment Advisers Act of 1940, as amended, or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the U.S. Securities and Exchange Commission (“SEC”) under section 203(l) or (m) of the United States Investment Advisers Act of 1940, as amended; or

_______	Category 6.	A “family office,” as defined in Rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940, as amended (17 CFR 275.202(a)(11)(G)-1): (i) with assets under management in excess of U.S.$5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

_______	Category 7.	A “family client,” as defined in Rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940, as amended (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in Category 12 above and whose prospective investment in the issuer is directed by such family office pursuant to (iii) of Category 12 above.

Date	Optionee’s Signature

Optionee’s Name (Please Print)

Appendix “C”
FORM OF PSU AGREEMENT

[Please note that the following restrictive legend should be included on PSUs and any underlying Shares issued in the United States when the underlying securities are not registered under the United States Securities Act of 1933, as amended:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT)”, OR ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE U.S. STATE SECURITIES LAWS, AND, IN THE CASE OF TRANSFERS UNDER EITHER CLAUSE (C) OR (D), THE HOLDER HAS FURNISHED TO THE CORPORATION AND ITS TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION TO THE EFFECT THAT SUCH EXEMPTION(S) ARE AVAILABLE. THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.]

ISOENERGY LTD.
PERFORMANCE SHARE UNIT AGREEMENT

This performance share unit agreement (“PSU Agreement”) is granted by IsoEnergy Ltd. (the “Corporation”) in favour of the Participant named below (the “Recipient”) of the performance share units (“PSUs”) pursuant to the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this PSU Agreement shall have the meanings set forth in the Plan.

The terms of the PSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of PSUs. The Recipient is hereby granted [●] PSUs.

3.	U.S. Securities Law. The Recipient understands and agrees that unless the PSUs have been registered with the United States Securities and Exchange Commission the Recipient must (i) complete, execute and deliver to the Corporation Schedule “A”; (ii) comply with all applicable blue-sky laws in the Recipient’s State of residence; or (iii) provide a legal opinion or other evidence reasonably satisfactory to the Corporation that the issuance of the PSUs do not require registration under the U.S. Securities Act or applicable state securities laws.

4.	Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the PSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

5.	Performance Criteria. [●].

6.	Performance Period. [●].

7.	Vesting. The PSUs will vest as follows: [●].

8.	Transfer of PSUs. The PSUs granted hereunder are not-transferable or assignable except in accordance with the Plan.

9.	Inconsistency. This PSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this PSU Agreement and the Plan, the terms of the Plan shall govern.

10.	Severability. Wherever possible, each provision of this PSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this PSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this PSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

11.	Entire Agreement. This PSU Agreement and the Plan embody the entire agreement

12.	Successors and Assigns. This PSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

13.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

14.	Governing Law. This PSU Agreement and the PSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

15.	Counterparts. This PSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this PSU Agreement, the Recipient acknowledges that he or she has been provided with, has read and understands the Plan and this PSU Agreement. Without limitation to the foregoing, the Recipient specifically acknowledges that it has reviewed and understands, and agrees to, the termination provisions set forth in Section 5.3 of the Plan.

IN WITNESS WHEREOF the parties hereof have executed this PSU Agreement as of the _____ day of ___________________, 20___.

ISOENERGY LTD.

By:
Name:
Title:

Witness	[Insert Participant’s Name]

SCHEDULE “A”
U.S. Accredited Investor Certificate

TO:	ISOENERGY LTD. (the “Corporation”)

In connection with the Issuance of the PSUs pursuant to an Award Agreement dated ________________, 20___ under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”), the undersigned, as an integral part of inducing the Corporation to issue the PSUs, the undersigned hereby represents and warrants to the Corporation that the undersigned satisfies one or more of the following categories of an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

_______	Category 1.	A director or executive officer of the Corporation (for purposes of this Schedule “A”, “executive officer” means the president; any vice president in charge of a principal business unit, division or function, such as sales, administration or finance; or any other person or persons who perform(s) similar policymaking functions for the Corporation); or

_______	Category 2.	A natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, at the time of purchase exceeds U.S.$1,000,000; provided, however, that (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability; or

(Note: For the purposes of calculating “joint net worth”, joint net worth can be the aggregate net worth of the investor and spouse or spousal equivalent, and assets need not be held jointly to be included in the calculation. Reliance on the joint net worth standard does not require that the securities be purchased jointly.)

(Note: The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

_______	Category 3.	A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

(Note: The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

_______	Category 4.	A natural person that holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65); or

_______	Category 5.	An investment adviser registered pursuant to section 203 of the United States Investment Advisers Act of 1940, as amended, or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the U.S. Securities and Exchange Commission (“SEC”) under section 203(l) or (m) of the United States Investment Advisers Act of 1940, as amended; or

_______	Category 6.	A “family office,” as defined in Rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940, as amended (17 CFR 275.202(a)(11)(G)-1): (i) with assets under management in excess of U.S.$5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

_______	Category 7.	A “family client,” as defined in Rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940, as amended (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in Category 12 above and whose prospective investment in the issuer is directed by such family office pursuant to (iii) of Category 12 above.

Date	Optionee’s Signature

Optionee’s Name (Please Print)

Appendix “D”
FORM OF U.S. PARTICIPANT/NON-EMPLOYEE DIRECTOR ELECTION FORM

ISOENERGY LTD.

I __________________________[name] wish to defer 100% of my annual retainer (including any annual retainers or fees for service on committees of the Board) for the calendar year [●] and any future calendar years unless and until I make a new election in accordance with the Plan and the Addendum. I, do hereby elect to have a Share Unit Settlement Date of [●] anniversary of the grant date of such RSUs, or if earlier upon my Separation from Service in respect of all of such RSUs (including any accumulated Dividend Share Units), and otherwise in accordance with the Plan and the special provisions of the Addendum to the Plan applicable to U.S. Participants.

I understand that this election shall be irrevocable as of the last date in which I am permitted to make such election in accordance with Section 4 of the Addendum to the Plan and I shall only be permitted to revoke or modify this election up to such date. I understand that this election shall apply to any other grants of RSUs that I may be granted in the future (if any) in respect of any retainer fees payable in future calendar years (and will become irrevocable as of December 31 of the prior calendar year) until I make a later election, which election shall be made no later than the date set forth in Section 4 of the Addendum to the Plan.

All capitalized terms not defined in this Election Form have the meaning set out in the Plan.

I understand and agree that the granting and settlement of RSUs are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Election Form.

Non-Employee Director Name	Date

Witness	Date

D-1

Schedule “B”

See attached.

B-1

BOARD MANDATE

1.	General

The Board of Directors (the “Board”) has the responsibility to supervise the management of the business and affairs of IsoEnergy Ltd. (the “Corporation”) and all entities controlled by the Corporation other than those controlled entities that have securities listed on a securities exchange and are subject to their own corporate governance standards and policies (collectively, “IsoEnergy”) in the best interests of the holders of the Corporation’s shares (the “Shareholders”). A fundamental objective of the Board is to enhance and preserve long-term value to the Corporation, to ensure that IsoEnergy meets its obligations on an ongoing basis and to ensure that IsoEnergy operates in a reliable and safe manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, service providers and communities).

The Board has responsibility for managing its own affairs and the stewardship of IsoEnergy, including, among other things, constituting committees of the Board and determining director compensation. The Board will oversee the systems of corporate governance and financial reporting and controls to satisfy itself that the Corporation reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct. The Board will appoint the officers of the Corporation by resolution.

2.	Board Chair

The Board will appoint a chair (the “Board Chair”), who, if possible and if in the best interests of IsoEnergy, will be a person other than an officer or employee of the Corporation and “independent” within the meaning of National Instrument 52-110 – Audit Committees. The Board Chair reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, and works with the Chief Executive Officer (the “CEO”) to ensure that the Corporation fulfills its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public.

3.	Legal Requirements

The Board has the responsibility to ensure that the Corporation complies with applicable law including that documents and records have been properly prepared, approved and maintained. The Board also has the statutory responsibility to:

a)	supervise the management of the business and affairs of the Corporation;

b)	act honestly and in good faith with a view to the best interests of the Corporation;

c)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

d)	act in accordance with its obligations contained in the Business Corporations Act ([Ontario]) and the regulations thereto, the Corporation’s constating documents, applicable securities laws, and other applicable legislation and regulations.

4.	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.

BOARD MANDATE │ PAGE 1

Policy Approval Date │ May 28, 2024

Sign off by │  IsoEnergy Board

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5.	Strategic Planning

The Board has the responsibility to confirm there are long-term operational and financial goals and a strategic planning process in place for IsoEnergy and to participate with management in developing and approving the strategy by which it proposes to achieve these goals. The Board will:

a)	adopt a strategic planning process and review and approve a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis;

b)	monitor the Corporation’s progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances;

c)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;

d)	approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

e)	approve material divestitures and acquisitions;

f)	conduct periodic reviews of human, technological and capital resources required to implement the Corporation’s strategy and the regulatory, cultural or governmental constraints on the business; and

g)	review, at regularly scheduled Board meetings if feasible, recent developments that may affect the Corporation’s strategy, and advise management on emerging trends and issues.

6.	Risk Management

The Board has the responsibility to understand the primary risks of the business in which IsoEnergy is engaged and verify that IsoEnergy achieves a proper balance between risks incurred and the potential return to the Corporation and its Shareholders. The Board must also confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of IsoEnergy. The Board will:

a)	confirm that a management system is in place to identify the principal risks to IsoEnergy and its business and that appropriate procedures are in place to monitor and mitigate those risks;

b)	confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters; and

c)	review insurance coverage annually.

7.	Financial Reporting and Management

The Board will, with the assistance of reports and/or recommendations of the Audit Committee of the Corporation (the “Audit Committee”):

a)	take reasonable steps to ensure the integrity and effectiveness of the Corporation’s internal control and management information systems, including the evaluation and assessment of information provided by management and others (e.g., external auditors) about the integrity and effectiveness of the Corporation’s internal control and management information systems;

b)	approve the financial statements and notes thereto, management’s discussion & analysis of financial condition and results of operations contained in the annual report, the annual information form (if applicable) and the management information circular, and review and oversee compliance with applicable audit, accounting and financial reporting requirements;

c)	approve annual operating and capital budgets;

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Policy Approval Date │ May 28, 2024

Sign off by │  IsoEnergy Board

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d)	approve cash management plans and strategies and all activities relating to cash accounts and cash investment portfolios, including the establishment and maintenance of bank, investment and brokerage accounts;

e)	confirm that the Audit Committee has established a system for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

f)	upon recommendation by the Audit Committee and subject to confirmation by Shareholders at each annual meeting, appoint the external auditors of the Corporation and upon recommendation by the Audit Committee, approve the auditor’s remuneration for audit services; and

g)	approve significant changes in accounting practices or policies.

8.	Corporate Governance

The Board as a whole is responsible for overseeing and developing the Corporation’s approach to corporate governance.

The Board will:

a)	review and approve changes to the Corporation’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials;

b)	establish from time to time committees so as to assist it in discharging its responsibilities and functions more effectively and so as to comply with all applicable rules and regulations relating to the Corporation, and approve and periodically review their respective charters and limits of authority delegated to each committee;

c)	develop, approve and periodically review written position descriptions for the Board Chair, the CEO and, if it deems desirable, the Chairperson of each committee of the Board, and measure the performance of those acting in such capacities against such position descriptions;

d)	oversee, either directly or through an appropriate committee, the review of the effectiveness of the Board, its committees and individual directors.

9.	Code of Ethics

The Board has adopted a Code of Ethics that governs the behaviour of directors, officers and employees working for IsoEnergy, and has established procedures for monitoring compliance. The Board must approve any amendments and waivers and ensure disclosure of any amendments and waivers as required by applicable law or regulation.

This Board Mandate was last approved by the Board of Directors on May 28, 2024.

BOARD MANDATE │ PAGE 3

Policy Approval Date │ May 28, 2024

Sign off by │  IsoEnergy Board

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